SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  08 March 2004


                              LLOYDS TSB GROUP plc
                 (Translation of registrant's name into English)


                                    5th Floor
                                25 Gresham Street
                                     London
                                    EC2V 7HN
                                 United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 08 March 2004
              re: Final Results




                      LLOYDS TSB GROUP PLC - 2003 RESULTS

                            PRESENTATION OF RESULTS


During 2003 the Group has implemented a change in accounting policy following the issue of new accounting guidance in Urgent Issues Task Force Abstracts 37 ' Purchases and sales of own shares' and 38 'Accounting for ESOP trusts'. The Group has also changed its accounting policy relating to the deferral of certain expenses incurred in connection with the acquisition of new asset finance and unit trust business. These costs are now charged to the profit and loss account as incurred, rather than over the expected life of the related transactions.
The Group has restated comparative figures to reflect these changes (page 45, note 1).

In order to provide a clearer representation of the underlying performance of the Group, the results of the Group's life and pensions, and general insurance businesses include investment earnings calculated using longer-term investment rates of return (page 48, note 5). The difference between the normalised investment earnings and the actual return ('the investment variance') together with the impact of changes in the economic assumptions used in the embedded value calculation (page 49, note 6), and the profit on the sale of a number of overseas businesses in 2003 (page 49, note 7) have been separately analysed and a reconciliation to the Group's profit before tax is given on page 16.


LLOYDS TSB GROUP

                                  CONTENTS

                                                                     Page
Performance highlights                                                  1

Group Chief Executive's statement                                       2

Summary of results                                                      6

Review of financial performance                                         7

Consolidated profit and loss account                                   11

Consolidated balance sheet                                             12

Consolidated cash flow statement                                       13

Segmental analysis                                                     14

Profit before tax by main businesses                                   16

Performance by sector                                                  17

Income                                                                 31

Operating expenses                                                     36

Credit quality                                                         39

Capital ratios                                                         41

Overview of consolidated balance sheet                                 42

Notes                                                                  45

Contacts for further information                                       52



                       FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.


LLOYDS TSB GROUP


                           PERFORMANCE HIGHLIGHTS

Results

- Profit before tax increased by GBP1,730 million, or 66 per cent, to GBP4,348 million.

- Profit attributable to shareholders increased by GBP1,464 million, or 82 per cent, to GBP3,254 million.

-    Earnings per share increased by 82 per cent to 58.3p.

-    Post-tax return on average shareholders' equity 38.5 per cent.

-    Total capital ratio 11.3 per cent, tier 1 capital ratio 9.5 per cent.

- Final dividend of 23.5p per share, making a total of 34.2p for the year (2002: 34.2p).


Results, excluding changes in economic assumptions, investment variance and profit on sale of businesses

- Profit before tax decreased by GBP126 million, or 4 per cent, to GBP3,380 million.

-    Earnings per share decreased by 6 per cent to 41.5p.

-    Economic profit increased by 4 per cent to GBP1,553 million.

-    Post-tax return on average shareholders' equity 27.4 per cent.


Key achievements

- A new strategic focus on organic growth has been implemented, and a number of non-core overseas businesses have been sold.

- The Group has improved its market share in many key product areas, including credit cards, personal loans, bank savings, and UK life and pensions.

- Excluding the impact of disposals, customer lending grew by 10 per cent to GBP135 billion and customer deposits increased by 6 per cent to GBP116 billion.

-    The rate of decline in the Group's net interest margin has slowed.

- Strict cost control has been maintained. Excluding the impact of acquisitions and the customer redress provision, expenses decreased by 1 per cent.

-    Asset quality remains strong.

- Profit before tax from UK Retail Banking and Mortgages, excluding the impact of the provision for customer redress, increased by 21 per cent, as a result of 9 per cent growth in income and flat costs.

- New business profitability in Scottish Widows increased by 13 per cent, as a result of market share growth and an improved new business margin.

- In Wholesale and International Banking, positive results are emerging from the improved co-ordination between our Corporate and Financial Markets businesses.

- Capital ratios significantly improved. Scottish Widows remains on track to pay a 2004 dividend to Lloyds TSB.

LLOYDS TSB GROUP


                       GROUP CHIEF EXECUTIVE'S STATEMENT

Lloyds TSB's headline results in 2003 showed a 66 per cent rise in profit before tax to GBP4,348 million, compared to GBP2,618 million in 2002. This increase does not appropriately reflect the Group's performance, as it was, in large part, the result of the strategic repositioning of our business portfolio and the greater stability in global financial markets. Excluding the profit on the sale of businesses, investment variance and changes in economic assumptions, the Group's profit before tax was down 4 per cent, or GBP126 million, to GBP3,380 million. On the same basis, profit before tax increased by 3 per cent in the second half of 2003, compared to the first half of the year, supported by improvements in each of the main business units.

When viewing the Group's trading performance for the year, a number of other factors need to be taken into account to allow for a better understanding and comparison with 2002. In particular, the reduction of GBP131 million in the Group's pension scheme related income, and the introduction of the Competition Commission's remedies for small and medium-sized enterprises which reduced profit before tax by GBP174 million in 2003.

Whilst it is important to recognise that these are ongoing parts of the business, the year-on-year comparison excluding these factors shows earnings growth, with a modest income uplift and continued tight control over expenses. Growth in income was supported by good quality growth in customer lending and deposits which, excluding the impact of disposals, grew by 10 per cent and 6 per cent respectively. The rate of decline in the Group's net interest margin has slowed, despite intense competition within the UK financial services market, as we improved the mix of assets. The Group net interest margin in 2003 was 3.04 per cent, compared with 3.20 per cent in 2002, and we continue to budget for further gradual product margin erosion.

The Group's cost performance reflected good progress in a number of efficiency related initiatives, together with a reduction of some 1,200 in the Group's total staffing, after allowing for the acquisition and disposal of businesses. Provisions for bad and doubtful debts reduced by 8 per cent, as a result of lower charges in the corporate and international businesses. Asset quality across the Group remains strong and total non-performing lending reduced by 14 per cent during the year, partly as a result of business disposals. The Group's return on equity, excluding disposal gains, investment variance and changes in economic assumptions, was 27.4 per cent.


Management priorities

In 2003, the management team set a series of priorities to guide the Group and provide a framework to build the franchise. The three key themes are:

  - to actively manage the portfolio of businesses and to reduce risk and earnings volatility,
  - to maintain and build profitability, and,
  - to position the Group to deliver profitable growth from within our retail and corporate customer franchises.

LLOYDS TSB GROUP

The key achievements against these priorities are summarised below.


Managing the business portfolio

During the year, the Group reviewed the strategic options for a number of its businesses. The criteria used in our evaluation process were the strategic fit with the Group and the prospects for long-term economic profit growth. As a result of the review, we sold The National Bank of New Zealand, substantially all of our businesses in Brazil and our French operations. We have also announced the sale of our Central American businesses, pending approval from the regulatory authorities. Our emerging markets debt portfolio, which totalled GBP1.1 billion at the end of 2002, was also sold. We have removed significant earnings volatility and are now more focused on our core franchises, and are confident the quality of our future earnings will improve.

In our life assurance business, we continue to keep close control over earnings risk and have put plans in place to deliver capital efficient growth.

In 2003, we implemented a new risk infrastructure across all our business units and maintained tight control over our risk positions and credit quality, which is in part reflected in our lower charge for bad and doubtful debts and reduced levels of non-performing lending.

We have also put in place new sales management processes and incentive plans designed to guide the organisation to build deep, long-term customer relationships, and to underpin our commitment to treating our customers fairly. We are determined to avoid future lapses in our sales processes which, in the first half of 2003, required us to raise a GBP300 million provision to provide redress to customers.


Maintaining and building profitability

Our key financial measures of performance are economic profit growth and return on economic equity. During 2003, the Group delivered an economic profit increase of 4 per cent and maintained a high post-tax return on equity, excluding disposal gains, investment variance and changes in economic assumptions at 27.4 per cent.

In 2003, we established an increased focus on economic capital management, supported by the introduction of a more rigorous, Basel 2 compliant, equity attribution model. This has changed the way we allocate capital, and has been reflected in the mix of our balance sheet growth during 2003. We have seen good growth in consumer lending and a reduction in the Group's portfolio of finer margin loans and debt securities. The improvement in our mix of assets has supported an increase in the Group's net interest margin in the fourth quarter of the year.

In line with our plans to maximise the use of our capital resources, we have reviewed the performance of our life, pensions and investments product portfolio. The new business margin rose from 19.3 per cent to 21.6 per cent whilst growing market share from 5.2 per cent to 5.7 per cent. Scottish Widows remains one of the most strongly capitalised life assurance companies in the UK and is on track to pay a 2004 dividend to Lloyds TSB. During the year Scottish Widows' free asset ratio, a key measure of life assurance companies' financial strength, increased to an estimated 13.5 per cent, from 12.2 per cent in 2002.

LLOYDS TSB GROUP

Cost control continues to have high priority throughout the Group. The increasing use of straight through processing, and our introduction of a Sigma approach to quality, currently covering almost 30 per cent of our transactions, has started to improve our cost effectiveness and customer service levels. We intend to extend this programme over the next year. The Group has also embarked on a programme of outsourcing a number of its processing and back office operations.


Positioning the Group for growth

The Group's principal focus is on growth from within the franchise, and our objective is to build valuable long-term relationships with customers in both the retail and corporate markets. We will however continue to review opportunities for 'in-market' purchases, such as the successful acquisition of Goldfish. The Group's capital position has strengthened considerably during 2003, providing the capital flexibility to make value creating acquisitions to support this focus on organic growth.

The emphasis on developing the core franchise has resulted in a robust performance in UK Retail Banking and Mortgages in 2003, with profit before tax increasing by 21 per cent as revenues increased by 9 per cent whilst costs were held flat, excluding the customer redress provision of GBP200 million.

There has been strong balance growth in many key areas, particularly credit cards, up 18 per cent, and personal loans, up 9 per cent, excluding the Goldfish acquisition, retail banking current accounts, savings and investments, up 10 per cent, and mortgages, up 13 per cent. Over 1.8 million customers have benefited from the roll out of enhanced relationship management offers, Premier and Privilege, that have begun to have a positive impact on income generation and customer loyalty. In our mortgage business, we increased our outstanding balances but our share of net new lending fell in the second half of 2003, given the uneconomic nature of some products. Product sales via the internet distribution channel continue to grow rapidly with an average of more than 70,000 product sales per month, up 80 per cent on 2002. This reflects the successful development of our multi-channel distribution strategy. Overall, sales from direct channels amounted to nearly 40 per cent of total retail banking sales in 2003, representing a significant increase over the prior year.

Scottish Widows has made good market share gains in the UK life and pensions market, particularly through the Independent Financial Advisor distribution channel, with new business contribution up by 13 per cent and the margin on new business increasing significantly, following the focus on the distribution of more profitable and capital efficient products. Work is also underway to improve the overall performance through our branch channels. Profitability from existing business fell largely as a result of changes in actuarial assumptions. Our general insurance business continued to perform well with good income growth in the home insurance market.

In Wholesale and International Banking, positive results are emerging from the improved co-ordination between our Corporate and Financial Markets businesses. There was an uplift in foreign exchange and interest rate management product sales to Corporate customers in the second half of 2003, and the pipeline for new business continues to expand. Even after absorbing the GBP174 million reduction in income as a result of the Competition Commission's SME ruling and excluding the GBP865 million profit on sale of businesses, profit before tax in Wholesale and International Banking grew 5 per cent during 2003.

LLOYDS TSB GROUP

Looking forward

During 2003 we have made good progress both strategically and financially. We have brought a sharper focus on maintaining and building profitability and we are beginning to deliver growth in our substantial retail and corporate customer franchises. We remain confident of delivering further improved performance by the second half of 2004.

Finally, I would like to extend my thanks to our staff for their commitment and support and, in particular, their desire to serve our customers. The positive way in which they have embraced the change programme lends further confidence to my belief that we will grow our business in line with our expectations.

J Eric Daniels
Group Chief Executive

LLOYDS TSB GROUP

SUMMARY OF RESULTS

                                                                                                          Increase
                                                                             2003            2002*      (Decrease)
Results - statutory                                                          GBPm            GBPm                %
Total income                                                                9,908           8,887               11
Operating expenses                                                          5,173           4,913                5
Trading surplus                                                             4,735           3,974               19
Provisions for bad and doubtful debts                                         950           1,029               (8)
Profit before tax                                                           4,348           2,618               66
Profit attributable to shareholders                                         3,254           1,790               82
Economic profit (page 47, note 2)                                           2,493             830              200
Earnings per share (pence)                                                   58.3            32.1               82
Post-tax return on average shareholders' equity (%)                          38.5            16.8

Results, excluding changes in economic assumptions, investment variance and profit on sale of businesses (page 16)

Profit before tax                                                           3,380           3,506               (4)
Economic profit                                                             1,553           1,500                4
Earnings per share (pence)                                                   41.5            44.2               (6)
Post-tax return on average shareholders' equity (%)                          27.4            23.1

Shareholder value
Closing market price per share (year-end)                                    448p            446p
Total market value of shareholders' equity                              GBP25.1bn       GBP24.8bn
Dividends per share                                                         34.2p           34.2p                -

Balance sheet                                                                GBPm            GBPm
Shareholders' equity                                                        9,624           7,943               21
Net assets per share (pence)                                                  170             140               21
Total assets                                                              252,012         252,561                -
Loans and advances to customers                                           135,251         134,474                1
Customer deposits                                                         116,496         116,334                -

Risk asset ratios                                                               %               %
Total capital                                                                11.3             9.6
Tier 1 capital                                                                9.5             7.7
*restated (page 45, note 1)

LLOYDS TSB GROUP


                         REVIEW OF FINANCIAL PERFORMANCE

In 2003 the Group's performance was significantly affected by the profit on sale of a number of overseas businesses and the absence of a negative investment variance. As a result, profit before tax on a statutory basis increased by GBP1,730 million, or 66 per cent, to GBP4,348 million, from GBP2,618 million in 2002. Total income increased by GBP1,021 million, or 11 per cent, to GBP9,908 million whilst operating expenses increased by GBP260 million, or 5 per cent. Profit attributable to shareholders was 82 per cent higher at GBP3,254 million and earnings per share increased by 82 per cent to 58.3p. Shareholders' equity increased by GBP1,681 million to GBP9,624 million, from GBP7,943 million at the end of 2002. The post-tax return on average shareholders' equity was 38.5 per cent, compared to 16.8 per cent in 2002, and economic profit increased by 200 per cent to GBP2,493 million. The post-tax return on average assets was 1.57 per cent, and the post-tax return on average risk-weighted assets was 2.63 per cent.

To enable meaningful comparisons to 2002 to be made it is appropriate to exclude the gains on business disposals, which totalled GBP865 million in 2003, investment variances, which totalled a negative GBP943 million in 2002, and changes in economic assumptions in the Group's life assurance businesses (page
16). On this basis, profit before tax decreased by 4 per cent, or GBP126 million, to GBP3,380 million. A number of other significant issues affected the Group's results in 2003 including, particularly, the impact of the implementation of remedies required by the UK Competition Commission following its investigation into the supply of banking services to small and medium sized enterprises, which reduced profit before tax by GBP174 million in 2003, and a reduction of GBP131 million in the Group's FRS17 related other finance income, partly reflecting the fall, in 2002, in the value of assets in the Group's pension schemes.

In many key product areas the Group continued to grow market share and as a result, adjusting for the impact of disposals over the last 12 months, customer lending grew by GBP12.1 billion, or 10 per cent, to GBP135 billion, of which GBP1 billion represented the Goldfish lending portfolios acquired, and customer deposits increased by 6 per cent to GBP116 billion. The Group net interest margin was 3.04 per cent, compared with 3.20 per cent in 2002. The implementation of the remedies required by the Competition Commission's SME report reduced the Group's net interest margin in 2003 by some 10 basis points. The strong growth in lending and deposit volumes, however, ensured that this reduction in the Group net interest margin was more than compensated for by volume growth, resulting in overall growth in net interest income of 2 per cent compared with 2002.

Pre-tax profit from UK Retail Banking and Mortgages increased by GBP13 million, or 1 per cent, to GBP1,021 million, compared with GBP1,008 million in 2002. Excluding the GBP200 million provision for customer redress taken at the half-year, pre-tax profit from UK Retail Banking and Mortgages increased by GBP213 million, or 21 per cent, to GBP1,221 million. There was strong growth in credit card balances, up 18 per cent, and in personal loan balances outstanding, up 9 per cent, excluding the impact of the acquisition of the Goldfish lending portfolios in September 2003. Current account and savings and investment account balances, within Retail Banking, increased by 10 per cent. Costs remained tightly controlled and asset quality generally remains satisfactory. Provisions for bad and doubtful debts increased by GBP98 million, or 20 per cent, to GBP594 million, largely as a result of volume related asset growth in the personal loan and credit card portfolios, and a higher charge for fraud in the personal lending portfolios.

LLOYDS TSB GROUP

In the Mortgages business, gross new lending increased by 27 per cent to a record GBP24.2 billion, compared with GBP19.0 billion in 2002. Net new lending was a record GBP8.3 billion, compared with GBP5.9 billion in 2002, resulting in a market share of net new lending of 8.6 per cent. As a result of this strong growth in both gross and net new lending, mortgage balances outstanding increased by 13 per cent to GBP70.8 billion, during 2003. Cheltenham & Gloucester (C&G) has continued its policy of not exceeding a 95 per cent loan-to-value ratio on new lending and the average loan-to-value ratio of C&G mortgage business written during 2003 was 64 per cent (2002: 67 per cent). During 2003, 69 per cent of new lending was written at a loan-to-value below 80 per cent. C&G has minimal exposure to the sub-prime and self-certification mortgage markets.

Profit before tax from Insurance and Investments decreased by GBP136 million, or 11 per cent, to GBP1,094 million. Excluding changes in economic assumptions, investment variance and provisions for customer redress, pre-tax profits from Insurance and Investments decreased by GBP241 million, or 17 per cent, to GBP1,194 million, largely as a result of a reduction of GBP168 million in benefits from experience variances and assumption changes, and reduction of GBP61 million in normalised investment earnings. New business income, however, increased by GBP59 million, or 15 per cent, to GBP457 million and the margin on new business increased to 21.6 per cent, from 19.3 per cent in 2002. Overall, weighted sales in the Group's life, pensions and unit trust businesses in 2003 were GBP733.4 million, compared to GBP767.6 million last year, a decrease of 4 per cent. The overall UK market for life, pensions and unit trusts declined by 11 per cent in 2003. Against this backdrop, the Group's market share of the UK life, pensions and long-term savings market increased from 5.2 per cent to 5.7 per cent during the year. In the Group's general insurance operations, continued strong growth in household insurance revenues, which increased by 12 per cent, was offset by a 15 per cent reduction in creditor insurance revenues.

Wholesale and International Banking pre-tax profit increased by GBP931 million, to GBP2,195 million, largely reflecting the GBP865 million profit on disposal of a number of overseas businesses. In Wholesale, the impact of the introduction of the Competition Commission's SME report remedies and lower income in Financial Markets was more than offset by strong profit growth in asset finance and a reduction in provisions for bad and doubtful debts. This led to an increase of 1 per cent in profit before tax from GBP883 million in 2002 to GBP890 million in 2003. In International Banking, profit before tax increased by GBP924 million to GBP1,305 million, largely as a result of the GBP865 million of overseas business disposal profits, and a lower provisions charge in Argentina. During the year, the Group decided to sell The National Bank of New Zealand as we did not consider the outlook for its profitable growth to be as positive, without the benefit of cost synergies, as that achieved in recent years. The sale to Australia and New Zealand Banking Group, who already own banking operations in New Zealand and are therefore better positioned to achieve cost synergies, was the value maximising strategy for our shareholders.

Growth in customer lending and the impact of acquisitions in the asset finance business was more than offset by the Competition Commission SME report impact, leading to a GBP3 million decrease in total income. The provisions charge for bad and doubtful debts decreased by GBP171 million, despite a small increase in provisions within the asset finance businesses reflecting portfolio growth. In 2002, provisions against Group loans and advances to certain large US corporate customers totalled some GBP100 million, and there was a GBP79 million reduction, compared to 2002, in the new provisions required against the Group's exposure in Argentina.

LLOYDS TSB GROUP

The total Group charge for bad and doubtful debts was 8 per cent lower at GBP950 million, compared with GBP1,029 million in 2002. In UK Retail Banking, the provisions charge increased by GBP115 million, or 23 per cent, to GBP612 million, largely as a result of volume related asset growth in the personal loan and credit card portfolios, but also as a result of a higher charge for fraud. In Mortgages, an improved arrears position and the beneficial effect of house price increases resulted in an GBP18 million provisions release for the year. In Wholesale, the provisions charge decreased by GBP78 million to GBP300 million. International Banking provisions decreased to GBP69 million, from GBP162 million in 2002, as a result of the reduction in provisions relating to the Group's exposure to Argentina. The Group's charge for bad and doubtful debts, expressed as a percentage of average lending, was 0.66 per cent, compared to 0.77 per cent in 2002. Non-performing lending decreased by 14 per cent to GBP1,218 million, reflecting the impact of business disposals and lower levels of non-performing lending in the Group's corporate portfolio.

During 2003 the Group accelerated the sale of its portfolio of emerging markets debt investments to take full advantage of improving secondary bond market conditions, and to reduce future earnings volatility. Profits on bond sales, and certain closed foreign exchange positions, in 2003 totalled some GBP295 million. The emerging markets debt portfolio has now been completely sold and, as a result, the Group will not achieve any further contribution from the portfolio in 2004 and beyond.

The Group has completed, in conjunction with the regulator, an investigation into the appropriateness of certain sales of the Extra Income & Growth Plan, a stock market related investment product sold in 2000 and 2001. During 2003 there has also been an increase in the level of complaints relating to Group sales and performance of certain endowment based and long-term savings products. Whilst the Group maintains provisions for customer redress in respect of past product sales, the adequacy of these provisions was reviewed in the light of ongoing experience and the completion of the Extra Income & Growth Plan investigation. As a result, the estimated total cost of redress is forecast to increase by some GBP300 million, largely reflecting sales of endowment based and long-term savings products, and a provision of this amount was made during the first half of the year. The Group still considers this provision to be adequate and will continue to keep it under review.

At the end of 2003, the total capital ratio was 11.3 per cent (2002: 9.6 per cent) and the tier 1 capital ratio was 9.5 per cent (2002: 7.7 per cent). Risk-weighted assets decreased by 4 per cent to GBP117.7 billion, from GBP122.4 billion at the end of 2002, reflecting the impact of business disposals. At the end of 2003, the Scottish Widows free asset ratio was an estimated 13.5 per cent, compared to 12.2 per cent at the end of 2002 (page 50, note 8). The equity content in both Scottish Widows' with-profits fund and shareholder owned estate has been reduced, and the Group has further improved its protection against short-term volatility in equity markets by hedging part of its equity portfolio. The equity backing ratio for traditional with-profits policies at 31 December 2003 was 49 per cent (equities 38 per cent; property 11 per cent). Scottish Widows remains one of the most strongly capitalised life assurance companies in the UK, and we are also satisfied with Scottish Widows' overall capital position calculated using the Financial Services Authority's new ' realistic' basis of balance sheet reporting. On a market consistent basis, we estimate a 'realistic' surplus within the long-term fund of Scottish Widows which is more than three times the risk capital margin. The Group has not injected additional capital from outside the Group's insurance businesses into Scottish Widows, and does not expect to inject capital into Scottish Widows unless the level of the FTSE 100 index were to fall to, and remain, below 3,000. Scottish Widows remains on track to pay a 2004 dividend to Lloyds TSB.

LLOYDS TSB GROUP

Lloyds TSB's capital ratios improved significantly during 2003, partly as a result of gains on business disposals, and the Group continues to generate strong cash flows from its banking operations. Lloyds TSB remains one of the most profitable major banks in the world and is one of only two large commercially owned banks in the world, and the only UK bank, to have a 'triple A' rating from Moody's.

The Group's capital management policy is focused on optimising value for shareholders. There is a clear focus on delivering organic growth and expected capital retentions are sufficient to support planned levels of growth. However, we also wish to maintain the flexibility to make value enhancing 'in market' acquisitions such as the recent acquisitions of the Goldfish credit card and personal loan businesses, asset finance businesses and Chartered Trust. At this stage, therefore, the Board has decided not to implement a share buyback programme but will, of course, continue to keep all options for the utilisation of capital under review.

The Board has decided to maintain the final dividend at 23.5p per share to make a total for the year of 34.2p (2002: 34.2p). The Board continues to recognise the importance attached by shareholders to the Group's dividend which in 2003 represented a dividend yield of 7.6 per cent, calculated using the 31 December 2003 share price of 448p.

LLOYDS TSB GROUP

                                CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                                       2003+                 2002*
                                                                                        GBPm                  GBPm
Interest receivable:
  Interest receivable and similar income arising from
  debt securities                                                                        452                   567
  Other interest receivable and similar income                                         9,697                 9,982
Interest payable                                                                       4,894                 5,378
Net interest income                                                                    5,255                 5,171
Other finance income                                                                      34                   165
Other income
Fees and commissions receivable                                                        3,099                 3,053
Fees and commissions payable                                                            (722)                 (645)
Dealing profits (before expenses)                                                        560                   188
Income from long-term assurance business                                                 453                  (294)
General insurance premium income                                                         535                   486
Other operating income                                                                   694                   763
                                                                                       4,619                 3,551
Total income                                                                           9,908                 8,887
Operating expenses

Administrative expenses                                                                4,476                 4,212
Depreciation                                                                             646                   642
Amortisation of goodwill                                                                  51                    59
Depreciation and amortisation                                                            697                   701
Total operating expenses                                                               5,173                 4,913
Trading surplus                                                                        4,735                 3,974
General insurance claims                                                                 236                   229
Provisions for bad and doubtful debts
Specific                                                                                 946                   965
General                                                                                    4                    64
                                                                                         950                 1,029
Amounts written off fixed asset investments                                               44                    87
Operating profit                                                                       3,505                 2,629

Share of results of joint ventures                                                       (22)                  (11)
Profit on sale of businesses                                                             865                     -
Profit on ordinary activities before tax                                               4,348                 2,618

Tax on profit on ordinary activities                                                   1,025                   766
Profit on ordinary activities after tax                                                3,323                 1,852
Minority interests   - equity                                                             22                    19
                     - non-equity                                                         47                    43
Profit for the year attributable to shareholders                                       3,254                 1,790

Dividends                                                                              1,911                 1,908
Profit (loss) for the year                                                             1,343                  (118)


Earnings per share                                                                     58.3p                 32.1p
Diluted earnings per share                                                             58.1p                 32.0p


*restated (page 45, note 1)
+an analysis of the 2003 results between continuing operations and discontinued operations is set out on page 46.

LLOYDS TSB GROUP

                                           CONSOLIDATED BALANCE SHEET

                                                                                   31 December          31 December
                                                                                          2003                2002*
                                                                                          GBPm                 GBPm
Assets
Cash and balances at central banks                                                       1,195                1,140
Items in course of collection from banks                                                 1,447                1,757
Treasury bills and other eligible bills                                                    539                2,409
Loans and advances to banks                                                             15,547               17,529
Loans and advances to customers                                                        135,251              134,474
Debt securities                                                                         28,669               29,314
Equity shares                                                                              458                  206
Interests in joint ventures                                                                 54                   45
Intangible assets                                                                        2,513                2,634
Tangible fixed assets                                                                    3,918                4,096
Other assets                                                                             3,944                5,239
Prepayments and accrued income                                                           1,918                2,287
Long-term assurance business attributable to the shareholder                             6,481                6,213
                                                                                       201,934              207,343
Long-term assurance assets attributable to policyholders                                50,078               45,218
Total assets                                                                           252,012              252,561

Liabilities
Deposits by banks                                                                       23,955               25,443
Customer accounts                                                                      116,496              116,334
Items in course of transmission to banks                                                   626                  775
Debt securities in issue                                                                25,922               30,255
Other liabilities                                                                        7,007                8,284
Accruals and deferred income                                                             3,206                3,659
Post-retirement benefit liability                                                        2,139                2,077
Provisions for liabilities and charges:
  Deferred tax                                                                           1,376                1,313
  Other provisions for liabilities and charges                                             402                  361
Subordinated liabilities:
  Undated loan capital                                                                   5,959                5,496
  Dated loan capital                                                                     4,495                4,672
Minority interests:
  Equity                                                                                    44                   37
  Non-equity                                                                               683                  694
                                                                                           727                  731
Called-up share capital                                                                  1,418                1,416
Share premium account                                                                    1,136                1,093
Merger reserve                                                                             343                  343
Profit and loss account                                                                  6,727                5,091
Shareholders' funds (equity)                                                             9,624                7,943
                                                                                       201,934              207,343
Long-term assurance liabilities to policyholders                                        50,078               45,218
Total liabilities                                                                      252,012              252,561

*restated (page 45, note 1)


LLOYDS TSB GROUP

                                      CONSOLIDATED CASH FLOW STATEMENT

                                                                                             2003              2002
                                                                                             GBPm              GBPm
Net cash inflow from operating activities                                                     772             5,394
Dividends received from associated undertakings                                                 5                 2
Returns on investments and servicing of finance:
  Dividends paid to equity minority interests                                                 (14)              (18)
  Payments made to non-equity minority interests                                              (81)              (43)
  Interest paid on subordinated liabilities (loan capital)                                   (600)             (463)
Net cash outflow from returns on investments and servicing of finance                        (695)             (524)

Taxation:
  UK corporation tax                                                                         (598)             (758)
  Overseas tax                                                                               (186)             (193)
Total taxation                                                                               (784)             (951)

Capital expenditure and financial investment:
  Additions to fixed asset investments                                                    (35,420)          (46,830)
  Disposals of fixed asset investments                                                     36,281            45,507
  Additions to tangible fixed assets                                                         (778)           (1,315)
  Disposals of tangible fixed assets                                                          287               359
  Capital injection to life fund                                                                -              (140)
Net cash inflow (outflow) from capital expenditure
and financial investment                                                                      370            (2,419)

Acquisitions and disposals:
  Additions to interests in joint ventures                                                    (12)              (21)
  Acquisition of group undertakings and businesses                                         (1,106)             (117)
  Disposal of group undertakings and businesses                                             2,382                 -
Net cash inflow (outflow) from acquisitions and disposals                                   1,264              (138)
Equity dividends paid                                                                      (1,908)           (1,903)
Net cash outflow before financing                                                            (976)             (539)

Financing:
  Issue of subordinated liabilities (loan capital)                                            533             2,120
  Cash proceeds from issue of ordinary share capital and sale
  of own shares held in respect of employee share schemes                                      32                77
  Repayments of subordinated liabilities (loan capital)                                       (75)              (55)
  Minority investment in subsidiaries                                                           -               167
  Capital element of finance lease rental payments                                             (1)               (4)
Net cash inflow from financing                                                                489             2,305
(Decrease) increase in cash                                                                  (487)            1,766

LLOYDS TSB GROUP

                                              SEGMENTAL ANALYSIS

                                          UK Retail
Year ended                                  Banking                   Wholesale and
31 December 2003                                and   Insurance and   International           Central
                                          Mortgages     Investments         Banking       group items            Total
                                               GBPm            GBPm            GBPm              GBPm             GBPm
Net interest income                           3,137              81           2,387              (350)           5,255
Other finance income                              -               -               -                34               34
Other income                                    909           1,653           1,656               298            4,516
Total income                                  4,046           1,734           4,043               (18)           9,805
Operating expenses                            2,409             404           2,300                60            5,173
Trading surplus (deficit)                     1,637           1,330           1,743               (78)           4,632
General insurance claims                          -             236               -                 -              236
Bad debt provisions                             594               -             369               (13)             950
Amounts written off
fixed asset investments                           -               -              44                 -               44
Share of results of joint ventures              (22)              -               -                 -              (22)
Profit (loss) before tax*                     1,021           1,094           1,330               (65)           3,380
Profit on sale of businesses                      -               -             865                 -              865
Changes in economic
assumptions                                       -             (22)              -                 -              (22)
Investment variance                               -             125               -                 -              125
Profit (loss) before tax                      1,021           1,197           2,195               (65)           4,348


                                          UK Retail
Year ended                                 Banking                      Wholesale and
31 December 2002+                              and    Insurance and     International          Central
                                         Mortgages      Investments           Banking      group items            Total
                                              GBPm             GBPm              GBPm             GBPm             GBPm

Net interest income                          2,890               74             2,458             (251)           5,171
Other finance income                             -                -                 -              165              165
Other income                                   837            1,865             1,588              149            4,439
Total income                                 3,727            1,939             4,046               63            9,775
Operating expenses                           2,212              480             2,185               36            4,913
Trading surplus                              1,515            1,459             1,861               27            4,862
General insurance claims                         -              229                 -                -              229
Bad debt provisions                            496                -               540               (7)           1,029
Amounts written off
fixed asset investments                          -                -                57               30               87
Share of results of joint ventures             (11)               -                 -                -              (11)
Profit before tax*                           1,008            1,230             1,264                4            3,506
Changes in economic
assumptions                                      -               55                 -                -               55
Investment variance                              -             (943)                -                -             (943)
Profit before tax                            1,008              342             1,264                4            2,618


*excluding profit on sale of businesses, changes in economic assumptions and investment variance
+restated (see page 16)

LLOYDS TSB GROUP

                                     SEGMENTAL ANALYSIS BY HALF-YEAR (unaudited)

                                          UK Retail
Half-year ended                             Banking                   Wholesale and
30 June 2003+                                   and   Insurance and   International           Central
                                          Mortgages     Investments         Banking       group items            Total
                                               GBPm            GBPm            GBPm              GBPm             GBPm
Net interest income                           1,515              39           1,184              (167)           2,571
Other finance income                              -               -               -                17               17
Other income                                    440             771             816               288            2,315
Total income                                  1,955             810           2,000               138            4,903
Operating expenses                            1,256             211           1,129                31            2,627
Trading surplus                                 699             599             871               107            2,276
General insurance claims                          -             108               -                 -              108
Bad debt provisions                             298               -             185               (13)             470
Amounts written off
fixed asset investments                           -               -              24                 -               24
Share of results of joint ventures              (11)              -               -                 -              (11)
Profit before tax*                              390             491             662               120            1,663
Loss on sale of businesses                        -               -             (15)                -              (15)
Changes in economic
assumptions                                       -              (8)              -                 -               (8)
Investment variance                               -              42               -                 -               42
Profit before tax                               390             525             647               120            1,682


Half-year ended                            Banking                      Wholesale and
31 December 2003                               and    Insurance and     International          Central
                                         Mortgages      Investments           Banking      group items            Total
                                              GBPm             GBPm              GBPm             GBPm             GBPm

Net interest income                          1,622               42             1,203             (183)           2,684
Other finance income                             -                -                 -               17               17
Other income                                   469              882               840               10            2,201
Total income                                 2,091              924             2,043             (156)           4,902
Operating expenses                           1,153              193             1,171               29            2,546
Trading surplus (deficit)                      938              731               872             (185)           2,356
General insurance claims                         -              128                 -                -              128
Bad debt provisions                            296                -               184                -              480
Amounts written off
fixed asset investments                          -                -                20                -               20
Share of results of joint ventures             (11)               -                 -                -              (11)
Profit (loss) before tax*                      631              603               668             (185)           1,717
Profit on sale of businesses                     -                -               880                -              880
Changes in economic
assumptions                                      -              (14)                -                -              (14)
Investment variance                              -               83                 -                -               83
Profit (loss) before tax                       631              672             1,548             (185)           2,666


*excluding profit on sale of businesses, changes in economic assumptions and investment variance
+restated (see page 16)

LLOYDS TSB GROUP

                                      PROFIT BEFORE TAX BY MAIN BUSINESSES

                                                                                                           Increase
                                                                              2003            2002       (Decrease)
                                                                              GBPm            GBPm                %
UK Retail Banking and Mortgages
  Before provisions for customer redress                                     1,221           1,008               21
  Provisions for customer redress                                             (200)              -
                                                                             1,021           1,008                1
Insurance and Investments
  Before provisions for customer redress                                     1,194           1,435              (17)
  Provisions for customer redress                                             (100)           (205)
                                                                             1,094           1,230              (11)
Wholesale and International Banking                                          1,330           1,264                5
Central group items                                                            (65)              4
Profit before tax, excluding changes in economic
assumptions, investment variance and profit on
sale of businesses                                                           3,380           3,506               (4)
Changes in economic assumptions (page 49, note 6)                              (22)             55
Investment variance (page 48, note 5)                                          125            (943)
Profit on sale of businesses (page 49, note 7)                                 865               -
Profit before tax                                                            4,348           2,618               66


2002 figures have been restated to reflect a change in accounting policy following the issue of new accounting guidance in Urgent Issues Task Force Abstracts 37 'Purchases and sales of own shares' and 38 'Accounting for ESOP trusts', the reclassification of Business Banking earnings from UK Retail Banking and Mortgages to Wholesale and International Banking, and changes in internal transfer pricing arrangements. The Group has also changed its accounting policy relating to the deferral of certain expenses incurred in connection with the acquisition of new asset finance and unit trust business. These costs are now charged to the profit and loss account as incurred, rather than over the expected life of the related transactions.


                                    YEAR END ASSETS BY MAIN BUSINESSES

                                                                                               2003            2002
                                                                                               GBPm            GBPm
UK Retail Banking and Mortgages                                                              90,272          79,629
Insurance and Investments*                                                                    9,844           9,127
Wholesale and International Banking                                                         101,555         117,066
Central group items                                                                             263           1,521
Total assets*                                                                               201,934         207,343

*excluding long-term assurance assets attributable to policyholders

LLOYDS TSB GROUP

                              PERFORMANCE BY SECTOR


UK Retail Banking and Mortgages

(covering the Group's UK retail businesses, providing banking and financial services to personal customers; mortgages; private banking and stockbroking)

                                                                                               2003            2002
                                                                                               GBPm            GBPm
Net interest income                                                                           3,137           2,890
Other income                                                                                    909             837
Total income                                                                                  4,046           3,727
Operating expenses:
  Before provisions for customer redress                                                      2,209           2,212
  Provisions for customer redress                                                               200               -
                                                                                              2,409           2,212
Trading surplus                                                                               1,637           1,515
Provisions for bad and doubtful debts                                                           594             496
Share of results of joint ventures                                                              (22)            (11)
Profit before tax                                                                             1,021           1,008

Profit before tax, before provisions for customer redress                                     1,221           1,008

Efficiency ratio, before provisions for customer redress                                      54.6%           59.4%
Total assets (year-end)                                                                   GBP90.3bn       GBP79.6bn
Total risk-weighted assets (year-end)                                                     GBP53.8bn       GBP48.4bn


Profit before tax from UK Retail Banking and Mortgages increased by GBP13 million, or 1 per cent, to GBP1,021 million, compared to GBP1,008 million in 2002. Continued strong growth in the Group's consumer lending portfolios, particularly mortgages and credit cards, higher current and savings account credit balances, and a strict focus on cost control, was largely offset by a GBP200 million provision for customer redress. Excluding the impact of the provision for customer redress, profit before tax from UK Retail Banking and Mortgages increased by 21 per cent, as a result of 9 per cent growth in income and flat costs.

Total income increased by GBP319 million, or 9 per cent, to GBP4,046 million. Net interest income increased by GBP247 million, or 9 per cent, to GBP3,137 million, as a result of strong growth in customer deposits and consumer credit. Excluding the impact of the Goldfish acquisition, personal loan and credit card balances outstanding increased by 9 per cent and 18 per cent respectively and, within Retail Banking, balances on current accounts and savings and investment accounts grew by 10 per cent. Over the last 12 months, mortgage balances outstanding increased by 13 per cent to GBP70.8 billion. Other income increased by GBP72 million to GBP909 million. There was an improvement in income earned from credit and debit cards, and increased income from added value current accounts, but this was partly offset by a higher level of fees and commissions payable.

LLOYDS TSB GROUP

Operating expenses were GBP197 million, or 9 per cent, higher at GBP2,409 million, compared to GBP2,212 million in 2002 largely as a result of the GBP200 million provision for customer redress. Excluding the provision for customer redress, operating expenses decreased by GBP3 million to GBP2,209 million. On the same basis, the efficiency ratio improved to 54.6 per cent, from 59.4 per cent last year.

Bad debt provisions increased by GBP98 million to GBP594 million, mainly as a result of volume related asset growth in personal loan and credit card lending and a higher charge for fraud in the personal lending portfolio. The provisions charge as a percentage of average lending for personal loans and overdrafts increased to 4.25 per cent, from 3.73 per cent in 2002, while the charge in the credit card portfolio decreased to 3.19 per cent, from 3.52 per cent in 2002. In Mortgages, there was a net provision release of GBP18 million. Overall, the provisions charge as a percentage of average lending was 0.72 per cent, compared to 0.68 per cent in 2002. In the second half of 2003, the provisions charge as a percentage of average lending improved to 0.69 per cent, compared to 0.76 per cent in the first half of 2003.

                                                                                               2003            2002
Provisions for bad and doubtful debts by product                                               GBPm            GBPm
Personal loans/overdrafts                                                                       430             344
Credit cards                                                                                    182             153
Mortgages                                                                                       (18)             (1)
                                                                                                594             496

Charge as a percentage of average lending                                                         %               %
Personal loans/overdrafts                                                                      4.25            3.73
Credit cards                                                                                   3.19            3.52
Mortgages                                                                                     (0.03)           0.00


The UK Retail Banking strategy is to deliver organic growth by leveraging the Group's distribution and customer knowledge capabilities. A key focus is to develop valuable long-term relationships with our customers. The Group has been achieving this by acquiring and retaining higher value customers, by developing tailored offers for key customer segments, and by deepening relationships through the use of our customer relationship management capabilities. In addition the Group is introducing greater profit accountability in distribution channels and local markets. The implementation of the new strategy is proving successful and, excluding provisions for customer redress, both income and profit per customer continue to increase reflecting our focus on building valuable long-term relationships. Day-to-day costs remain tightly controlled. During 2003 we announced the establishment of an operational centre in India, and exploratory work also continues to assess the scope of outsourcing and offshoring opportunities to further improve central processing efficiencies. Minimising risk is critical to the overall strategy and a range of initiatives have now commenced, including the implementation of balanced scorecards, which encourage behaviours that focus activity on generating value for the bank and our customers across a broad range of measures.

LLOYDS TSB GROUP

Our multi-channel distribution, comprising a network of over 2,000 branches, one of the largest telephone banking operations in the UK, and www.lloydstsb.com, our internet banking service, one of the most visited financial websites in Europe, offers extensive customer choice. In 2003 we have continued to invest in meeting the needs of our customers by providing greater accessibility and personalised service through all our distribution channels. We have increased substantially the number of branches open on Saturday, the number of relationship managers to support our key customer segments, the range of services offered through internet banking, and increased availability of our telephony service outside normal working hours.

This increased investment in our direct channels has led to a significant growth in customer usage. In 2003 some 260 million transactions were processed through internet banking. Product sales through the internet channel continue to grow rapidly with an average of more than 70,000 product sales per month, an increase of 80 per cent on 2002. In addition, the usage of our telephony channel increased by 29 per cent over the year. Sales from direct channels represented nearly 40 per cent of total sales in 2003.

Credit cards, supported by the launch of a number of segmented, competitive and innovative product offers including the createcard and the premier credit card, achieved strong growth both in new accounts and balances outstanding. Cardholder acquisition is focused on prime borrowers and mass affluent customers, utilising a number of brands to appeal to a larger potential market through a broad range of distribution channels. Our market leading on-line capabilities utilise our customer data to provide product offers at a customer level. Market share grew to 12.6 per cent. In September 2003, the Group acquired the credit card and personal loan businesses of Goldfish Bank, the assets of which amounted to some GBP1.0 billion.

The launch of the Group's 'Plus' range of interest-bearing current accounts has supported the retention of high quality customers within the retail banking franchise, as well as positioning the Group to attract new-to-brand customers through a competitively priced offer, reflecting the use of a lower cost distribution channel. Lloyds TSB has maintained its clear market leadership in the added value current account market with over 4 million customers. Rates of customer attrition have fallen by some 17 per cent, reflecting improved levels of customer satisfaction and the Group's improved range of segmented and targeted offers in the personal market. Extensive work continues, to improve levels of service and customer satisfaction, with a focus on continuous performance improvement and innovation to meet customer needs and expectations.

The Group has also launched Lloyds TSB branded energy and home telephone products. By leveraging the strategic advantages offered by the Lloyds TSB customer base, distribution strength and brand, the provision of Lloyds TSB branded gas, electricity and home telephone services adds value to existing customer relationships, and provides an opportunity for the Group to build new sustainable revenue streams. Customers purchased over 100,000 products under this offer in 2003.

LLOYDS TSB GROUP

Building on a successful 2003, Lloyds TSB continues to be well positioned in the attractive UK wealth management market, with a range of segmented offers.
During 2003 the Group increased its wealth management customers by 45 per cent to some 55,000, largely reflecting the March 2003 launch of Premier Banking. Within the Lloyds TSB customer franchise are approximately 450,000 customers who are eligible for wealth management services, representing an estimated 20 per cent of the UK wealth management market. Entry level for these offers starts with Premier Banking which provides a tailored service and product offering to mass affluent customers.

Mortgages                                                                                       2003            2002
Gross new mortgage lending                                                                 GBP24.2bn       GBP19.0bn
Market share of gross new mortgage lending                                                      8.9%            8.7%
Net new mortgage lending                                                                    GBP8.3bn        GBP5.9bn
Market share of net new mortgage lending                                                        8.6%            7.5%
Mortgages outstanding (year-end)                                                           GBP70.8bn       GBP62.5bn
Market share of mortgages outstanding                                                           9.2%            9.3%


Gross new mortgage lending increased by 27 per cent to a record GBP24.2 billion, compared with GBP19.0 billion in 2002. Net new lending increased to GBP8.3 billion resulting in a market share of net new lending of 8.6 per cent. Over the last twelve months, mortgage balances outstanding increased by 13 per cent to GBP70.8 billion.

The Group continues to be one of the most efficient mortgage providers in the UK and Cheltenham & Gloucester's (C&G) total costs as a percentage of mortgage assets were 0.5 per cent in 2003. C&G continues to benefit from mortgage sales distribution through the Lloyds TSB branch network, the IFA market and from the strength of the C&G brand. During 2003, C&G received a 5-star service award from the Association of Independent Financial Advisors for the ninth consecutive year, an achievement unmatched by any UK financial services provider.

Asset quality remains strong. The average indexed loan-to-value ratio on the C& G mortgage portfolio was 43 per cent (2002: 46 per cent), and the average loan-to-value ratio for C&G mortgage business written during 2003 was 64 per cent (2002: 67 per cent). C&G has continued its policy of not exceeding a 95 per cent loan-to-value ratio on new lending, and has minimal exposure to the sub-prime and self-certification mortgage markets.

A slight improvement in arrears and the beneficial effect of house price increases have meant that bad debt provisions remained at low levels. New provisions were more than offset by releases and recoveries resulting in an GBP18 million net provisions release for the year, compared with a net release of GBP1 million in 2002.

LLOYDS TSB GROUP

Insurance and Investments

(the life, pensions and unit trust businesses of Scottish Widows and Abbey Life; general insurance underwriting and broking; and Scottish Widows Investment Partnership)

                                                                                               2003            2002
                                                                                               GBPm            GBPm
Life, pensions and unit trusts
  Scottish Widows                                                                               379             590
  Abbey Life                                                                                     93              92
  Provisions for customer redress                                                              (100)           (205)
                                                                                                372             477
General insurance                                                                               720             753
Operating profit from Insurance                                                               1,092           1,230
Scottish Widows Investment Partnership                                                            2               -
Profit before tax*                                                                            1,094           1,230

Profit before tax, before provisions for customer redress*                                    1,194           1,435
*excluding changes in economic assumptions and investment variance


Profit before tax from Insurance and Investments, excluding changes in economic assumptions and investment variance, decreased by GBP136 million, or 11 per cent, to GBP1,094 million, from GBP1,230 million in 2002. Profit before tax from our life, pensions and unit trust businesses decreased by GBP105 million, or 22 per cent, to GBP372 million. A reduction of GBP168 million in benefits from experience variances and assumption changes, and a GBP61 million decrease in normalised investment earnings, were partly offset by a GBP105 million reduction in provisions for customer redress.

The market for medium and long-term investments continued to be adversely affected by uncertainties in global stock markets. Overall, weighted sales were GBP733.4 million compared to GBP767.6 million last year, a reduction of 4 per cent. This decrease in weighted sales reflected a 1 per cent increase in weighted sales from life and pensions, offset by a 24 per cent reduction in weighted sales from unit trusts and equity-based ISAs.

The 4 per cent reduction in weighted sales compared to a reduction of 11 per cent in the weighted sales of the UK life, pensions and investments market and, as a result, Scottish Widows increased its market share to 5.7 per cent, from
5.2 per cent in 2002. In UK life and pensions, the market share in 2003 increased to 7.1 per cent, compared with 5.9 per cent in 2002. By distribution channel, weighted sales from independent financial advisors (IFA) rose by 17 per cent as a result of strong regular savings and pensions sales. Our share of the IFA market in 2003 increased to 5.8 per cent, compared to 4.4 per cent in 2002.

LLOYDS TSB GROUP

In the branch network, weighted sales were 20 per cent lower as a result of a significant reduction in the sales of single premium investments, driven mainly by depressed market conditions for unit trusts and open-ended investment companies (OEICs). Our market share of life and pensions in the branch network and direct distribution channels was broadly held at 8.0 per cent, compared to
8.1 per cent in 2002. The reduction of GBP685.1 million in the Group's sales of single premium life products was, however, offset by an increase in Retail Banking customer deposits of some GBP4.2 billion, or 10 per cent, during the year. This reduction in single premium life product sales was also partly influenced by the Group's decision to reduce its emphasis on the sale of capital intensive with-profits products. Scottish Widows remains one of the leading unit trust and equity-based ISA providers in the UK.

In 2001, Scottish Widows was one of the first companies to be accredited under the 'Raising Standards' quality mark, which aims to raise standards generally throughout the insurance industry to create an environment which encourages consumers to provide for their own future. In March 2003 Scottish Widows was one of the first companies to gain re-accreditation under 'Raising Standards', confirming Scottish Widows' position at the forefront of industry-wide initiatives to improve standards. In the 2003 IFA Service Awards, Scottish Widows achieved its best ever performance with a 5-star rating in all categories.

Scottish Widows has been developing an actuarial model to assist in the management of the with-profits fund and to meet regulatory requirements. The model allows management to estimate the effects of different economic scenarios upon the financial position of the fund and consider the implications of different management actions. Preliminary output from this model indicates that the possible cost of providing benefits on policies containing features such as options and guarantees varies widely and, depending on the economic scenario encountered, could result in the Group incurring a liability. Based on the information available at present, having considered a range of possible outcomes, and after making allowance for the effect of proposed future management actions, the Group currently considers that no provision is necessary. However, the model is subject to ongoing development and the position will be kept under review. We are also satisfied with Scottish Widows' overall capital position calculated using the Financial Services Authority's new 'realistic' basis of balance sheet reporting. On a market consistent basis, we estimate a 'realistic' surplus within the long-term fund of Scottish Widows which is more than three times the risk capital margin. Scottish Widows remains on track to pay a 2004 dividend to Lloyds TSB.

Profit before tax from general insurance operations, excluding investment variance, decreased by GBP33 million, or 4 per cent, to GBP720 million as continued revenue growth from home insurance was offset by lower levels of creditor insurance. Sales from direct channels continue to grow strongly, increasing by some 1 million policies, or 14 per cent, compared to 2002. The overall claims ratio of 42 per cent was lower than last year (46 per cent) as portfolio growth exceeded the rise in claims, generally reflecting more favourable weather conditions.

LLOYDS TSB GROUP

Over the last 5 years the Group has delivered rapid growth in general insurance product sales, largely through the branch network distribution channel, and the number of policies in force has risen from less than 5 million to over 9 million. This is a key indicator of the success of the Group's bancassurance strategy. With over 9 million policies in force, the Group is a market leader in the distribution of home and creditor insurance.

Pre-tax profit from Scottish Widows Investment Partnership (SWIP) increased to GBP2 million, reflecting increased revenues from new mandates gained in 2003 and lower levels of investment spend as the programme of investment in new infrastructure draws towards completion. At the end of the year SWIP has GBP77 billion of funds under management, an increase of GBP7 billion during the year. Over the three-year period to 31 December 2003, 80 per cent of SWIP's retail funds, on a weighted basis, have performed above their benchmark and SWIP now has a total of 18 funds rated A and above by Standard & Poor's, compared to 14 at the end of 2002. SWIP remains strong in bond and property investment management, with the Scottish Widows pensions and assurance fixed interest and property funds showing top quartile performance over three and five years to December 2003. Asset management is a key component in the successful implementation of the Group's bancassurance strategy, and SWIP has a major part to play in this.

LLOYDS TSB GROUP


                                                                                               2003            2002
                                                                                               GBPm            GBPm
Total new business premium income
Regular premiums:
Life - mortgage related                                                                        43.9            35.0
     - non-mortgage related                                                                    51.4            32.7
Pensions                                                                                      236.7           212.7
Health                                                                                          5.9             5.9
Total regular premiums                                                                        337.9           286.3

Single premiums:
Life                                                                                          846.7         1,531.8
Annuities                                                                                     512.5           497.0
Pensions                                                                                    1,279.1         1,060.2
Total single premiums                                                                       2,638.3         3,089.0

External unit trust sales:
Regular payments                                                                               41.0            71.5
Single amounts                                                                                907.3         1,009.5
Total external unit trust sales                                                               948.3         1,081.0

Weighted sales (regular + 1/10 single)
Life and pensions                                                                             601.7           595.2
Unit trusts                                                                                   131.7           172.4
Life, pensions and unit trusts                                                                733.4           767.6


Weighted sales by distribution channel

Branch network                                                                                278.8           350.6
Independent financial advisors                                                                391.6           335.4
Direct                                                                                         61.6            67.9
Other, including International                                                                  1.4            13.7
Life, pensions and unit trusts                                                                733.4           767.6

Group funds under management                                                                  GBPbn           GBPbn
Scottish Widows Investment Partnership                                                           77              70
UK Wealth Management                                                                             11              10
International                                                                                    15              18
                                                                                                103              98

LLOYDS TSB GROUP

Life, pensions and unit trusts

                                                                                         2003              2002
                                                                                         GBPm              GBPm
New business income                                                                       457               398
Life and pensions distribution costs                                                     (327)             (283)
New business contribution                                                                 130               115
Existing business
- expected return                                                                         276               273
- experience variances                                                                    (16)               (1)
- assumption changes and other items                                                      (75)               78
- provisions for customer redress                                                        (100)             (205)
                                                                                           85               145
Development costs                                                                         (13)                -
Investment earnings                                                                       153               214
                                                                                          355               474
Unit trusts                                                                                71                92
Unit trust distribution costs                                                             (54)              (89)
                                                                                           17                 3
Profit before tax*                                                                        372               477
Profit before tax, excluding provisions
for customer redress*                                                                     472               682

New business margin (life and pensions)                                                 21.6%             19.3%


*excluding changes in economic assumptions and investment variance


New business income increased by 15 per cent supported by a 1 per cent growth in weighted sales from life and pensions products, an increase in the new business margin, and an improved performance in the more profitable life products. After deducting distribution costs, the new business contribution increased by 13 per cent from GBP115 million in 2002, to GBP130 million in 2003. The life and pensions new business margin, defined as new business contribution divided by weighted sales, increased to 21.6 per cent, from 19.3 per cent in 2002. The improvement reflects our strategy to improve product mix, particularly in moving to higher margin protection and regular premium life products.

Profit before tax from existing business fell by GBP60 million, or 41 per cent, to GBP85 million. The expected return from existing business, which largely reflects the unwinding of the long-term discount rate applied to the expected cash flows from the Group's portfolio of in-force business, increased by GBP3 million, to GBP276 million as lower restructuring costs in 2003 more than offset a reduction in the income from the unwind of the long-term discount rate. During 2003, there was a reduction of GBP91 million from changes in actuarial assumptions and experience variances, compared to a benefit of GBP77 million in 2002, partly reflecting the capitalisation of pension scheme contributions, following their recommencement in 2003, within the Group's embedded value calculations and an increase in assumed lapse rates for term assurance business.

LLOYDS TSB GROUP

General insurance

                                                                                               2003            2002
                                                                                               GBPm            GBPm
Premium income from underwriting
Creditor                                                                                        104             107
Home                                                                                            410             350
Health                                                                                           43              44
Reinsurance premiums                                                                            (22)            (15)
                                                                                                535             486
Commissions from insurance broking
Creditor                                                                                        351             426
Home                                                                                             30              44
Health                                                                                           16              17
Other                                                                                           207             160
                                                                                                604             647

Profit before tax*
Underwriting                                                                                    219             198
Broking                                                                                         501             555
                                                                                                720             753

*excluding investment variance



Profit before tax, excluding investment variance, from our general insurance operations, comprising both underwriting and broking activities, decreased by GBP33 million, or 4 per cent, to GBP720 million. This comprised a pre-tax profit of GBP219 million from general insurance underwriting and GBP501 million from broking activities.

The pre-tax profit of the underwriting business, at GBP219 million, increased by GBP21 million, or 11 per cent, from GBP198 million in 2002. Premium income from underwriting increased by GBP49 million, or 10 per cent, largely as a result of higher home insurance income which increased by 17 per cent. Claims were GBP7 million higher at GBP236 million than in 2002. The overall claims ratio of 42 per cent was lower than last year (46 per cent) as portfolio growth exceeded the rise in claims, generally reflecting more favourable weather conditions. Profit before tax from the general insurance broking business decreased by GBP54 million, or 10 per cent, to GBP501 million, from GBP555 million in 2002. Commissions from insurance broking decreased by GBP43 million, or 7 per cent, largely as a result of lower levels of creditor insurance, which were partly offset by higher retrospective commissions.

Overall, sales from direct channels (direct mail, telephone, affinity and internet) continue to grow strongly with over 1 million new policies sold through direct channels in 2003, an increase of 14 per cent compared to 2002. Sales through the internet distribution channel almost doubled in 2003.

LLOYDS TSB GROUP

Wholesale and International Banking

(banking, treasury, large value lease finance, long-term agricultural finance, share registration, venture capital, and other related services for major UK and multinational companies, banks and financial institutions, and small and medium-sized UK businesses; Lloyds TSB Asset Finance; and banking and financial services overseas in three main areas: The Americas, New Zealand, and Europe and Offshore Banking)

                                                                                             2003              2002
                                                                                             GBPm              GBPm
Net interest income                                                                         2,387             2,458
Other income                                                                                1,656             1,588
Total income                                                                                4,043             4,046
Operating expenses                                                                          2,300             2,185
Trading surplus                                                                             1,743             1,861
Provisions for bad and doubtful debts                                                         369               540
Amounts written off fixed asset investments                                                    44                57
                                                                                            1,330             1,264
Profit on sale of businesses                                                                  865                 -
Profit before tax                                                                           2,195             1,264

Efficiency ratio                                                                             56.9%             54.0%
Total assets (year-end)                                                                GBP101.6bn        GBP117.1bn
Total risk-weighted assets (year-end)                                                   GBP63.1bn         GBP73.0bn


Wholesale and International Banking pre-tax profit increased by GBP931 million, to GBP2,195 million, largely reflecting the GBP865 million profit on the disposal of a number of overseas businesses. In Wholesale, the impact of the Competition Commission's SME report remedies and lower income in Financial Markets was more than offset by strong profit growth in asset finance and a reduction in provisions for bad and doubtful debts. This led to an increase of 1 per cent in profit before tax from GBP883 million in 2002, to GBP890 million in 2003. In International Banking profit before tax increased by GBP924 million, to GBP1,305 million, largely as a result of the GBP865 million overseas business disposal profits, and a lower provisions charge in Argentina.

Net interest income decreased by GBP71 million reflecting higher income in the asset finance businesses which was more than offset by a reduction of GBP169 million following the implementation of the Competition Commission's SME remedies. Other income increased by GBP68 million, largely as a result of the acquisition of First National Vehicle Holdings and Abbey National Vehicle Finance in April 2002, and the Dutton-Forshaw Group in December 2002. Operating expenses increased by GBP115 million, compared with last year, of which GBP71 million related to the asset finance acquisitions, and GBP44 million reflected a combination of volume growth, local inflation, and the impact of exchange rate movements in the Group's international businesses.

LLOYDS TSB GROUP

The charge for provisions for bad and doubtful debts decreased by GBP171 million to GBP369 million. The charge in Wholesale fell by GBP78 million to GBP300 million, despite a small increase in provisions within the asset finance businesses reflecting portfolio growth. In 2002, provisions against Group loans and advances to certain large US corporate customers totalled some GBP100 million and these were not repeated, to the same extent, in 2003. In International Banking the charge decreased by GBP93 million, to GBP69 million partly reflecting the absence in 2003 of an increase in the general provision in Argentina. Amounts written off fixed asset investments decreased by GBP13 million.

Total assets fell by GBP15,511 million, or 13 per cent, to GBP101,555 million largely reflecting a reduction of GBP14,602 million as a result of overseas business disposals. In Wholesale, assets reduced by 1 per cent to GBP94,812 million, a decrease of GBP956 million. Strong growth in the asset finance businesses in 2003 was more than offset by a reduction in finer margin loans and debt securities in Financial Markets. In International Banking there was a reduction of GBP14,555 million in assets, to GBP6,743 million, largely as a result of the disposals of The National Bank of New Zealand, and substantially all of the Group's businesses in Brazil.

In Financial Markets pre-tax profits decreased by 22 per cent to GBP149 million, compared with GBP192 million in 2002 reflecting less favourable trading conditions, lower money market income and finer margins on interest rate derivatives.

Structured Asset Finance, incorporating Lloyds TSB Leasing, remains one of the UK's leading big-ticket lessors. In support of corporate customers, Capital Markets improved market share in the UK loan syndications market, achieving third place for the number of Lead Arranger roles for UK investment grade companies. Lloyds TSB Development Capital achieved a pre-tax profit of GBP16 million, compared to a loss of GBP19 million in 2002. This was largely attributable to higher realisations of venture capital gains. Record levels of new acquisition finance deals and commitments were achieved in 2003, with a lower level of provisions. The launch of a new conduit securitisation vehicle during 2003 has enabled the Group to provide a complete, and competitive, product solution to corporate clients covering a wide range of asset based lending from invoice discounting and factoring to securitisation.

Lloyds TSB Registrars' share of the registration market for FTSE 100 companies increased to 59 per cent, its market leadership in employee share administration services was maintained, and customer take-up of Shareview Dealing, the Group's telephone and internet-based retail sharedealing service, has been good, following its launch in March 2003. However, a significant reduction in levels of corporate transaction activity led to a reduction in pre-tax profits to GBP29 million, from GBP45 million in 2002.

Pre-tax profits in Lloyds TSB Asset Finance increased by 145 per cent to GBP162 million, compared with GBP66 million last year. This reflects strong growth in the motor and leisure business and growth in the consumer and commercial finance businesses, in addition to the impact of the acquisition of First National Vehicle Holdings and Abbey National Vehicle Finance in April 2002, and the Dutton-Forshaw Group in December 2002. These businesses have been successfully integrated into Lloyds TSB Asset Finance, where Lloyds TSB autolease is now the largest contract hire operator in the UK. The Group has maintained market leadership, and continues to grow market share, in point-of-sale motor finance.

LLOYDS TSB GROUP

The number of businesses using asset based finance continues to grow strongly, and Lloyds TSB Commercial Finance and its specialist factoring division, Alex Lawrie Factors, have maintained a 19 per cent market share in invoice discounting and factoring in the UK. Data from The Factors and Discounters Association confirms Lloyds TSB Commercial Finance's market leadership position.

Business Banking continued to grow its customer franchise, with a 6 per cent increase in customer recruitment in 2003 and a 9 per cent reduction in customer attrition. Customer deposits rose by 6 per cent to GBP10,006 million, from GBP9,412 million in December 2002, however customer lending decreased to GBP5,466 million, from GBP5,487 million in December 2002.

Pre-tax profits from The National Bank of New Zealand totalled GBP255 million, compared to GBP218 million in 2002, and the Group's businesses in Brazil made a pre-tax profit of GBP64 million, compared with GBP79 million in 2002.

The Group's international wealth management businesses have been adversely impacted by low interest rates and equity market volatility and, as a result, Offshore Banking and European Private Banking pre-tax profits fell by GBP43 million to GBP127 million, compared with 2002, which benefited from a GBP21 million profit on the sale and leaseback of premises, compared to a benefit of GBP4 million in 2003.

In May 2003 Lloyds TSB agreed the sale of its French fund management and private banking businesses, including its subsidiaries, Lloyds Bank SA, Chaillot Assurances SA and Capucines Investissements SA, to UBS (France) SA. On 1 December 2003, the Group completed the disposal of its subsidiary, NBNZ Holdings Limited ('NBNZ'), comprising the Group's New Zealand banking and insurance operations, to Australia and New Zealand Banking Group Limited.

In December 2003, the Group also completed the sale, to HSBC, of its Brazilian subsidiaries Banco Lloyds TSB S.A. and Losango Promotora de Vendas Ltda, together with substantially all of the business of its Brazilian branch, and certain offshore Brazilian assets. In aggregate, a profit before tax on disposals of GBP865 million has been recognised in the 2003 profit and loss account. The sale of The National Bank of New Zealand created a profit before tax of GBP921 million, whilst the sale of the Group's French fund management and private banking businesses and Brazilian businesses led to losses before tax of GBP15 million and GBP41 million respectively.

On 1 December 2003, the Group announced that it had agreed to dispose of its businesses in Guatemala, Honduras and Panama, together with certain offshore assets, for a cash consideration equivalent to some GBP47 million. The sale of these businesses, which remains subject to approval by the relevant regulatory authorities, is expected to be completed during 2004.

LLOYDS TSB GROUP

Central group items

(earnings on surplus capital and the emerging markets debt investment portfolio, central costs and other unallocated items)

                                                                                                2003           2002
                                                                                                GBPm           GBPm
Accrual for payment to Lloyds TSB Foundations                                                   (31)            (33)
Other finance income                                                                             34             165
Earnings on surplus capital and the emerging markets debt
investment portfolio                                                                            (50)           (105)
Central costs and other unallocated items                                                       (18)            (23)
                                                                                                (65)              4

The four independent Lloyds TSB Foundations support registered charities throughout the UK that enable people, particularly disabled and disadvantaged, to play a fuller role in society. The Foundations receive 1 per cent of the Group's pre-tax profit, averaged over three years, instead of the dividend on their shareholdings, making them in aggregate one of the largest independent grant giving bodies in the UK. In 2003, the Group accrued GBP31 million for payment to the Lloyds TSB Foundations.

Other finance income represents income from the expected return on the Group's pension fund assets less the charge for unwinding the discount on the pension fund liabilities. The significant reduction in income in 2003 reflects the combined impact of a reduction in the expected return on lower pension scheme assets as a result of the continuing weakness in global equity markets, and increased pension fund liabilities caused by the expected greater lifespan of pension scheme members.

Earnings on surplus capital and the emerging markets debt investment portfolio reflect earnings on capital held at the Group centre, less the funding cost of recent acquisitions, and profits from the Group's investment portfolio of emerging markets debt securities. During the first half of 2003 improved secondary bond market conditions allowed the Group to sell its portfolio of emerging markets debt securities. Profits on bond sales, and certain closed foreign exchange positions, in 2003 totalled GBP295 million, compared to GBP212 million in 2002. The Group will not achieve any further contribution from the emerging markets debt portfolio.

LLOYDS TSB GROUP

Income

Group net interest income

                                                                                               2003            2002
                                                                                               GBPm            GBPm
Net interest income                                                                           5,255           5,171

Average balances
Short-term liquid assets                                                                      2,778           3,514
Loans and advances                                                                          155,591         143,621
Debt securities                                                                              14,527          14,683
Total interest-earning assets                                                               172,896         161,818

Financed by:
Interest-bearing liabilities                                                                165,613         150,203
Interest-free liabilities                                                                     7,283          11,615

Average rates                                                                                     %               %
Gross yield on interest-earning assets                                                         5.87            6.52
Cost of interest-bearing liabilities                                                           2.96            3.58
Interest spread                                                                                2.91            2.94
Contribution of interest-free liabilities                                                      0.13            0.26
Net interest margin                                                                            3.04            3.20


Group net interest income increased by GBP84 million, or 2 per cent, to GBP5,255 million, despite a reduction of GBP259 million caused by a 16 basis points reduction in the net interest margin. The implementation of the Competition Commission's SME report remedies reduced Group net interest income by GBP169 million, and the net interest margin by some 10 basis points in 2003.

Average interest-earning assets increased by 7 per cent to GBP173 billion. Within UK Retail Banking and Mortgages, continued strong growth led to increases of GBP2,173 million in average personal lending and credit card balances and GBP7,424 million in average mortgage balances. Within Wholesale and International Banking, average interest-earning assets increased by GBP2,010 million, reflecting growth in asset finance balances and structured finance products which has more than offset a reduction in balances within the Group's treasury operations due to fewer market opportunities in 2003. Overseas, growth in balances in New Zealand, principally due to exchange rate movements, was partly offset by reductions in Latin America as the Group's exposures to Brazil and Argentina have been further reduced. There was also a reduction of GBP1,207 million following the disposal of the Group's portfolio of emerging markets debt securities.

Excluding the Competition Commission impact, the 6 basis points decrease in the overall net interest margin reflected a lower contribution from interest-free liabilities, partly caused by the fall in average UK interest rates, and a reduction of 3 basis points in the interest spread. The mix effect from the higher levels of growth in the mortgage portfolio and some mortgage margin erosion was partly offset by an improvement in the margin in the asset finance businesses.

LLOYDS TSB GROUP

Domestic net interest income

                                                                                               2003            2002
                                                                                               GBPm            GBPm
Net interest income                                                                           4,556           4,425

Average balances
Short-term liquid assets                                                                      2,237           2,608
Loans and advances                                                                          134,600         123,633
Debt securities                                                                               9,863           8,661
Total interest-earning assets                                                               146,700         134,902

Financed by:
Interest-bearing liabilities                                                                143,077         125,964
Interest-free liabilities                                                                     3,623           8,938

Average rates                                                                                     %               %
Gross yield on interest-earning assets                                                         5.79            6.10
Cost of interest-bearing liabilities                                                           2.75            3.02
Interest spread                                                                                3.04            3.08
Contribution of interest-free liabilities                                                      0.07            0.20
Net interest margin                                                                            3.11            3.28


Domestic net interest income increased by GBP131 million, or 3 per cent, to GBP4,556 million, notwithstanding a reduction of GBP229 million caused by a 17 basis points reduction in the net interest margin. This represents 87 per cent of total Group net interest income.

Average interest-earning assets increased by GBP12 billion, or 9 per cent, to GBP147 billion. Within UK Retail Banking and Mortgages balances increased by
GBP9,590 million largely as a result of growth in the consumer lending and mortgages portfolios, helped by the acquisition during the year of the credit card and personal loan portfolios of Goldfish Bank. In Wholesale balances increased by GBP1,558 million mainly due to growth in asset finance balances and structured transactions.

The net interest margin decreased by 17 basis points reflecting a reduction in the contribution of interest-free liabilities and the impact of the implementation of the remedies suggested by the Competition Commission, following its investigation into the supply of banking services to small and medium size enterprises. In UK Retail Banking and Mortgages there was a 19 basis point decrease in the net interest margin which was caused by finer margins being earned in the mortgage business as a result of competitive pressures and the effect of lower average interest rates reducing the benefit of low cost and interest-free funds. This was partly offset by improved margins on personal loans reflecting the lower funding cost. Within Wholesale the margin fell by 21 basis points as the effect of the Competition Commission's SME report remedies and continuing growth in finer margin structured transactions was only partly offset by an improved margin in the asset finance businesses.

LLOYDS TSB GROUP

International net interest income

                                                                                               2003            2002
                                                                                               GBPm            GBPm
Net interest income                                                                             699             746

Average balances
Short-term liquid assets                                                                        541             906
Loans and advances                                                                           20,991          19,988
Debt securities                                                                               4,664           6,022
Total interest-earning assets                                                                26,196          26,916

Financed by:
Interest-bearing liabilities                                                                 22,536          24,239
Interest-free liabilities                                                                     3,660           2,677

Average rates                                                                                     %               %
Gross yield on interest-earning assets                                                         6.33            8.63
Cost of interest-bearing liabilities                                                           4.26            6.51
Interest spread                                                                                2.07            2.12
Contribution of interest-free liabilities                                                      0.60            0.65
Net interest margin                                                                            2.67            2.77


Net interest income from international operations decreased by GBP47 million, or 6 per cent, to GBP699 million. This represents 13 per cent of total Group net interest income.

In sterling terms average interest-earning assets decreased by GBP720 million, or 3 per cent, to GBP26.2 billion. Average balances in New Zealand increased by GBP1,974 million mainly as a result of positive exchange rate movements.
Balances in Latin America fell by GBP765 million as the Group has sought to reduce its exposure to this region, and wholesale balances, principally in the US, fell by GBP456 million as growth in local currency terms was more than offset by movements in exchange rates. The reclassification to trading assets and subsequent disposal of the Group's portfolio of emerging markets debt securities reduced average interest-earning assets by GBP1,207 million.

The net interest margin reduced by 10 basis points largely as a result of the sale of the Group's portfolio of emerging markets debt securities.

LLOYDS TSB GROUP

Other income

                                                                                               2003            2002
                                                                                               GBPm            GBPm
Fees and commissions receivable:
  UK current account fees                                                                       623             579
  Other UK fees and commissions                                                               1,173           1,163
  Insurance broking                                                                             604             647
  Card services                                                                                 460             414
  International fees and commissions                                                            239             250
                                                                                              3,099           3,053
Fees and commissions payable                                                                   (722)           (645)
Dealing profits (before expenses):
  Foreign exchange income                                                                       228             173
  Securities and other gains                                                                    332              15
                                                                                                560             188
Income from long-term assurance business                                                        453            (294)
General insurance premium income                                                                535             486
Other operating income                                                                          694             763
Total other income                                                                            4,619           3,551


Other income increased by GBP1,068 million, or 30 per cent, to GBP4,619 million.

Fees and commissions receivable increased by GBP46 million, or 2 per cent, to GBP3,099 million, largely reflecting good growth in UK current account fees and higher income from credit and debit card services, which more than offset a reduction in insurance broking commissions. UK current account fee income rose by GBP44 million, largely reflecting increased fee income from growth in the number of added value current accounts. Other UK fees and commissions increased by GBP10 million, or 1 per cent, to GBP1,173 million. There was an increase of GBP20 million in mortgage related fees, reflecting the growth in new mortgage lending during the year, and an increase of GBP16 million in fees from large corporate and factoring activity, reflecting increased transaction volumes. This growth has been largely offset by a further reduction of GBP27 million in unit trust and asset management fees reflecting lower average fund values and the continued weakness of the long-term savings market. Fee income in Lloyds TSB Registrars also fell as levels of corporate activity remained subdued. Income from credit and debit card services increased by GBP46 million mainly as a result of a growth in interchange income, partly reflecting the acquisition of the Goldfish credit card portfolio during 2003, and higher overseas use commission and other fees.

Insurance broking commission income decreased by GBP43 million, as a GBP75 million fall in income from creditor insurance, reflecting a reduction in the level of sales achieved through the branch network, and a further allowance of GBP35 million in respect of the clawback of commissions relating to the early settlement of personal loans, more than offset a GBP55 million increase in retrospective commissions. International fees and commissions reduced by GBP11 million partly due to the disposal of the Group's fund management business in France.

LLOYDS TSB GROUP

Fees and commissions payable increased by GBP77 million as a result of a GBP36 million increase in commissions paid to motor dealers by the asset finance operation, reflecting the growth in the levels of new business, and higher costs relating to legal expenses and valuation fee incentives supporting the strong mortgage growth. Fees payable in respect of the credit and debit card business also increased, mainly reflecting volume growth and the cost of customer incentives.

Dealing profits increased by GBP372 million compared with 2002 as a result of an increase of GBP55 million in foreign exchange income and an increase of GBP317 million in gains from securities trading, largely reflecting earnings from the portfolio of emerging markets debt investments which, at the end of 2002, was reclassified as a trading portfolio. In 2002, earnings from emerging markets debt investments were primarily reported within other operating income. Income from long-term assurance business increased by GBP747 million, largely reflecting the absence of the negative investment variance reported in 2002.

Premium income from general insurance underwriting increased by GBP49 million, or 10 per cent, to GBP535 million, compared to GBP486 million in 2002. There was growth of GBP60 million in premiums from home insurance products, reflecting successful cross-selling to the Group's mortgage customers and the continued strength of the UK housing market, partly offset by a GBP7 million increase in reinsurance premiums.

Other operating income decreased by GBP69 million to GBP694 million, reflecting the reclassification of earnings on the emerging markets debt investment portfolio to dealing profits, and a reduction of GBP28 million in profits on the sale and leaseback of premises which, in 2003, totalled GBP4 million. These decreases more than offset a GBP51 million increase in income from the sale of cars following the acquisition of the Dutton-Forshaw Group in December 2002, and a GBP26 million increase in the gains on realisation of venture capital investments by Lloyds TSB Development Capital. There were also gains of GBP34 million following the sale of a number of leases by Lloyds TSB Leasing.

LLOYDS TSB GROUP

                                                   OPERATING EXPENSES

Operating expenses

                                                                                               2003            2002
                                                                                               GBPm            GBPm
Administrative expenses:
Staff:
  Salaries                                                                                    1,801           1,758
  National insurance                                                                            143             134
  Pensions                                                                                      353             318
  Restructuring                                                                                  57             105
  Other staff costs                                                                             234             202
                                                                                              2,588           2,517
Premises and equipment:
  Rent and rates                                                                                281             280
  Hire of equipment                                                                              18              18
  Repairs and maintenance                                                                       127             131
  Other                                                                                         118             114
                                                                                                544             543
Other expenses:
  Communications and external data processing                                                   446             446
  Advertising and promotion                                                                     172             147
  Professional fees                                                                             123             113
  Provisions for customer redress                                                               200               -
  Other                                                                                         403             446
                                                                                              1,344           1,152
Administrative expenses                                                                       4,476           4,212
Depreciation                                                                                    646             642
Amortisation of goodwill                                                                         51              59
Total operating expenses                                                                      5,173           4,913

Efficiency ratio                                                                              52.2%           55.3%


Total operating expenses increased by GBP260 million, or 5 per cent, to GBP5,173 million compared to GBP4,913 million in 2002. The impact of acquisitions increased operating expenses by GBP110 million in 2003, and there was a GBP200 million provision for customer redress. Excluding these two items, operating expenses reduced by 1 per cent.

LLOYDS TSB GROUP

Administrative expenses increased by GBP264 million to GBP4,476 million, largely reflecting the GBP200 million provision for customer redress. Staff costs were GBP71 million higher at GBP2,588 million. Salaries were GBP43 million, or 2 per cent, higher as the impact of the annual pay review and the acquisitions made during 2002 have more than offset the impact of an underlying reduction in staff numbers of 1,209. The cost of bonuses and other performance related payments remained broadly unchanged. National insurance costs grew by GBP9 million reflecting the higher overall salary bill and the increase in employers' contribution rates which took effect in April 2003. Pension costs increased by GBP35 million, or 11 per cent, reflecting growth in the current service cost as interest rates have fallen and an increase in the level of cash contributions being made into defined contribution schemes in the UK. Other staff costs grew by GBP32 million because of increased use of agency and other contract staff to support a number of major IT development projects and a significant increase in training costs, particularly for staff working in the branch network. These factors have been partly offset by a GBP48 million reduction in severance and related costs following the completion of a number of major initiatives.

Premises and equipment costs were GBP1 million higher. There was little change in costs during 2003 as the effect of branch closures offset the impact of acquisitions made during 2002.

Other expenses increased by GBP192 million, largely as a result of the GBP200 million provision for customer redress. Advertising expenditure increased by GBP25 million mainly reflecting promotional expenditure incurred in connection with the credit card and mortgage businesses and also wider use of television advertising during 2003. Professional fees increased by GBP10 million, to GBP123 million, due to greater use of external consultants on a number of major projects. This has been offset by a GBP43 million reduction in other expenses. There has been a reduction in the processing charges paid to iPSL, the Group's clearings joint venture, and reduced credit and debit card fraud losses.

Depreciation rose by GBP4 million. Operating lease depreciation increased by GBP19 million as an accelerated charge was recorded following the reassessment of the carrying value on a small number of big ticket operating lease assets. This was offset by a GBP15 million reduction in the charge on other fixed assets, mainly reflecting the accelerated write-off of certain software development costs in 2002. Goodwill amortisation was GBP8 million lower.

The efficiency ratio was 52.2 per cent, compared to 55.3 per cent in 2002.

LLOYDS TSB GROUP

Number of employees (full-time equivalent)

Staff numbers decreased by 7,928 to 71,609 during the year, largely as a result of the disposal during 2003 of the Group's businesses in New Zealand, Brazil and France which led to a reduction in staff numbers of 7,103. Excluding the impact of acquisitions and disposals, there was an underlying reduction of 1,209 in Group staff numbers.

Within UK Retail Banking and Mortgages staff numbers decreased by 146, as planned improvements to customer service were more than offset by reductions in back office operations. In Insurance and Investments there was a decrease of 138 staff reflecting service efficiency improvements. In Wholesale and International Banking staff numbers decreased by 7,485, largely as a result of the disposals of overseas businesses.

                                                                                    31 December         31 December
                                                                                           2003                2002
UK Retail Banking and Mortgages                                                          44,478              44,624
Insurance and Investments                                                                 5,783               5,921
Wholesale and International Banking                                                      19,414              26,899
Other                                                                                     1,934               2,093
Total number of employees (full-time equivalent)                                         71,609              79,537

LLOYDS TSB GROUP

                                                  CREDIT QUALITY

Charge for bad and doubtful debts

                                                                                               2003            2002
                                                                                               GBPm            GBPm
UK Retail Banking and Mortgages                                                                 594             496
Wholesale and International Banking                                                             369             540
Central group items                                                                             (13)             (7)
Total charge                                                                                    950           1,029


Specific provisions                                                                             946             965
General provisions                                                                                4              64
Total charge                                                                                    950           1,029

Charge as % of average lending:                                                                   %               %
Domestic                                                                                       0.69            0.70
International                                                                                  0.40            1.28
Total charge                                                                                   0.66            0.77


The total charge for bad and doubtful debts decreased by GBP79 million, or 8 per cent, to GBP950 million. In UK Retail Banking and Mortgages the provisions charge increased to GBP594 million, from GBP496 million in 2002. The charge within UK Retail Banking increased by GBP115 million mainly due to an increase in the provisions required against the personal loan and credit card portfolios, largely attributable to the growth in the size of these portfolios and an increase in fraud related losses. There was a net release of GBP18 million from the provisions held against the mortgages portfolio, compared to a net release of GBP1 million in 2002, mainly reflecting an improved arrears position and the increase in the value of the property held as security.

In Wholesale and International Banking the provisions charge fell by GBP171 million to GBP369 million. The charge within Wholesale fell by GBP78 million as the level of new provisions required against corporate customers reduced. In 2002 provisions totalling some GBP100 million were made against certain large US corporate exposures which have not been repeated, to the same extent, during 2003. Within International Banking the charge fell by GBP93 million mainly as a result of a reduction of GBP79 million in the new provisions required against the Group's exposures in Argentina as economic conditions in that country have started to stabilise. There has also been a reduction in the charge in other Latin American businesses as specific cases requiring provisions in 2002 have not been repeated.

Within Central group items there was a net release of provisions of GBP13 million from the provisions held against medium-term debt in the emerging markets portfolio. This portfolio has now either been disposed of, or the lending has been repaid.

The Group's charge for bad and doubtful debts as a percentage of average lending decreased to 0.66 per cent, compared to 0.77 per cent in 2002.

LLOYDS TSB GROUP

Movements in provisions for bad and doubtful debts

                                                                      2003                            2002
                                                            Specific        General         Specific        General
                                                                GBPm           GBPm             GBPm           GBPm
At beginning of year                                           1,334            433            1,099            369
Exchange and other adjustments                                    (1)             -              (55)            (3)
Transfer from general to specific provisions                      50            (50)               -              -
Adjustments on acquisitions and disposals                        (49)            (5)               -              3
Advances written off                                          (1,145)             -             (878)             -
Recoveries of advances written off in                            178              -              203              -

previous years
Charge to profit and loss account:
New and additional provisions                                  1,552              9            1,544             64
Releases and recoveries                                         (606)            (5)            (579)             -
                                                                 946              4              965             64
At end of year                                                 1,313            382            1,334            433
                                                                       1,695                           1,767
Closing provisions as % of lending

(excluding unapplied interest)
Specific:
Domestic                                                       1,132          (0.9%)           1,016          (0.8%)
International                                                    181          (2.8%)             318          (1.7%)
                                                               1,313          (0.9%)           1,334          (1.0%)
General                                                          382          (0.3%)             433          (0.3%)
Total                                                          1,695          (1.2%)           1,767          (1.3%)


At the end of December 2003 provisions for bad and doubtful debts totalled GBP1,695 million. This represented 1.2 per cent of total lending (December 2002:
1.3 per cent). Non-performing lending decreased to GBP1,218 million from GBP1,414 million in December 2002, largely reflecting the impact of business disposals and lower levels of non-performing lending in the Group's corporate portfolio, which were partly offset by general portfolio growth in the consumer lending portfolios. Non-performing lending represented 0.9 per cent of total lending, unchanged from December 2002. At the end of the year, specific provisions represented over 100 per cent of non-performing loans (December 2002: over 90 per cent).

LLOYDS TSB GROUP

                                                   CAPITAL RATIOS

Risk asset ratios

                                                                                     31 December        31 December
                                                                                            2003               2002
                                                                                            GBPm               GBPm
Capital

Tier 1                                                                                    11,223              9,442
Tier 2                                                                                     8,935              8,846
                                                                                          20,158             18,288

Supervisory deductions                                                                    (6,898)            (6,573)

Total capital                                                                             13,260             11,715


Risk-weighted assets                                                                       GBPbn              GBPbn
UK Retail Banking and Mortgages                                                             53.8               48.4
Insurance and Investments                                                                    0.2                0.2
Wholesale and International Banking                                                         63.1               73.0
Central group items                                                                          0.6                0.8
Total risk-weighted assets                                                                 117.7              122.4

Risk asset ratios

Total capital                                                                              11.3%               9.6%
Tier 1                                                                                      9.5%               7.7%

Post-tax return on average risk-weighted assets                                            2.63%              1.62%



At the end of December 2003 the risk asset ratios were 11.3 per cent for total capital and 9.5 per cent for tier 1 capital.

During 2003, total capital for regulatory purposes increased by GBP1,545 million to GBP13,260 million. Tier 1 capital increased by GBP1,781 million, mainly from retained profits. Tier 2 capital increased by GBP89 million, as a result of the issue of new tier 2 capital instruments. Supervisory deductions increased by GBP325 million, as a result of an increase in the Group's embedded value to GBP6,481 million, from GBP6,213 million in December 2002.

Risk-weighted assets decreased by 4 per cent to GBP118 billion, as strong growth in consumer lending and mortgages in the UK was more than offset by the impact of a number of overseas business disposals. The post-tax return on average risk-weighted assets increased to 2.63 per cent.

LLOYDS TSB GROUP

                    OVERVIEW OF CONSOLIDATED BALANCE SHEET

Review of balance sheet at 31 December 2003, compared to 31 December 2002

Assets

Total assets decreased by GBP549 million to GBP252,012 million, reflecting a reduction of GBP14,602 million as a result of overseas business disposals, largely offset by strong growth in underlying loans and advances to customers.

Cash and balances at central banks increased by GBP55 million, or 5 per cent, to GBP1,195 million as a result of higher balances held to cater for anticipated demand over the year-end holiday period. Treasury bills and other eligible bills decreased to GBP539 million from GBP2,409 million reflecting lower liquidity management balances and a reduction of GBP501 million from business disposals. Loans and advances to banks decreased by GBP1,982 million to GBP15,547 million partly for liquidity management purposes, and partly as a result of business disposals.

Loans and advances to customers increased by GBP777 million, or 1 per cent, to GBP135,251 million, despite a reduction of GBP11,322 million as a result of business disposals. The underlying growth largely reflects strong growth in UK retail lending, particularly mortgage and consumer lending. Domestic customer lending increased by 11 per cent whilst international customer lending fell by GBP12,398 million mainly reflecting business disposals.

Debt securities decreased by GBP645 million to GBP28,669 million as a reduction of GBP1.1 billion on sales of emerging market debt investments and the impact of disposals was partly offset by new structured finance transactions and increased holdings for liquidity management purposes.

Intangible assets declined by GBP121 million to GBP2,513 million as the reduction of GBP189 million due to business sales and amortisation of GBP51 million was partly offset by new goodwill of GBP96 million arising on the acquisition of the Goldfish business. Tangible fixed assets fell by GBP178 million to GBP3,918 million as the impact of disposals of GBP80 million and depreciation of GBP646 million was partially offset by net additions of GBP605 million.

Other assets decreased by GBP1,295 million to GBP3,944 million, largely as a result of decreases of GBP522 million related to business disposals and GBP523 million in mark-to-market balances in respect of derivatives.

Long-term assurance business attributable to the shareholder increased by GBP268 million to GBP6,481 million reflecting the after tax profit in the Group's life assurance businesses for the year of GBP296 million, and a small reduction reflecting the disposal of the life operations of The National Bank of New Zealand.

LLOYDS TSB GROUP

                                                                                     31 December        31 December
                                                                                            2003               2002
                                                                                            GBPm               GBPm
Loans and advances to customers

Domestic:
Agriculture, forestry and fishing                                                          2,025              2,076
Manufacturing                                                                              3,211              3,373
Construction                                                                               1,497              1,482
Transport, distribution and hotels                                                         4,741              4,696
Property companies                                                                         4,577              4,008
Financial, business and other services                                                     9,652              8,352
Personal  : mortgages                                                                     70,750             62,467
          : other                                                                         20,139             16,579
Lease financing                                                                            6,470              7,285
Hire purchase                                                                              4,701              4,342
Other                                                                                      3,351              3,397
Total domestic                                                                           131,114            118,057
International:
Latin America                                                                                557              1,591
New Zealand                                                                                    -             10,447
United States of America                                                                   2,681              3,412
Europe                                                                                     1,981              2,142
Rest of the world                                                                            623                648
Total international                                                                        5,842             18,240
                                                                                         136,956            136,297
Provisions for bad and doubtful debts*                                                    (1,677)            (1,766)
Interest held in suspense*                                                                   (28)               (57)
Total loans and advances to customers                                                    135,251            134,474


*figures exclude provisions and interest held in suspense relating to loans and advances to banks


Liabilities

Deposits by banks fell by GBP1,488 million to GBP23,955 million. Disposals resulted in a reduction of GBP985 million and there was a decrease of GBP651 million in the Group's treasury operations reflecting reduced business volumes.

Customer deposits increased by GBP162 million to GBP116,496 million despite a reduction of GBP6,636 million as a result of business disposals. Sterling deposits increased by GBP6,381 million, or 7 per cent, to GBP103,976 million, partly reflecting growth of GBP2,530 million in current account credit balances. Savings and investment accounts balances increased by GBP2,767 million.

LLOYDS TSB GROUP

                                                                                     31 December        31 December
                                                                                            2003               2002
                                                                                            GBPm               GBPm
Deposits - customer accounts

Sterling:
Non-interest bearing current accounts                                                      3,115              2,211
Interest bearing current accounts                                                         27,266             25,640
Savings and investment accounts                                                           55,990             53,223
Other customer deposits                                                                   17,605             16,521
Total sterling                                                                           103,976             97,595
Currency                                                                                  12,520             18,739
Total deposits -  customer accounts                                                      116,496            116,334



Debt securities in issue decreased by GBP4,333 million to GBP25,922 million, largely as a result of a reduction of GBP3,907 million relating to business disposals.

Other liabilities decreased by GBP1,277 million to GBP7,007 million, of which GBP761 million related to business disposals, and GBP447 million to a reduction in mark-to-market balances in respect of derivatives. Accruals and deferred income reduced by GBP453 million to GBP3,206 million largely as a result of business disposals and lower interest payable. The post-retirement benefit liability increased by GBP62 million to GBP2,139 million. In provisions for liabilities and charges, deferred tax rose by GBP63 million to GBP1,376 million. Other provisions for liabilities and charges increased by GBP41 million to GBP402 million reflecting the establishment of the provision for customer redress.

Subordinated liabilities increased by GBP286 million to GBP10,454 million largely as a result of a new issue of undated loan capital to fund balance sheet expansion and replace existing issues approaching maturity.

Minority interests decreased by GBP4 million to GBP727 million reflecting the minority share of profit after tax, and positive exchange rate movements, being more than offset by the payment of dividends to minority shareholders.

Shareholders' funds were up GBP1,681 million to GBP9,624 million principally due to retentions.

LLOYDS TSB GROUP

                                        NOTES

1.   Accounting policies and presentation

     During 2003 the Group has implemented the requirements of Urgent Issues Task Force Abstracts 37 'Purchases and sales of own shares' and 38 ' Accounting for ESOP trusts'. As a result, own shares held, which were previously shown as an asset on the balance sheet, are now deducted from shareholders' funds. Shares in Lloyds TSB Group plc held by the long-term assurance funds are also included in the deduction, and an appropriate adjustment is made to liabilities to policyholders. A prior year adjustment, reducing shareholders' funds at 1 January 2002 by GBP2 million, has been made to reflect the revised policy. Profit before tax for the year ended 31 December 2003 is unchanged (2002: increased by GBP9 million). The impact on the Group's balance sheet at 31 December 2003 has been to reduce total assets by GBP164 million (2002: GBP160 million), to reduce shareholders' funds by GBP6 million (2002: GBP3 million) and to reduce long-term assurance liabilities to policyholders by GBP122 million
     (2002: GBP122 million).

     It has been the Group's policy to defer certain expenses incurred in connection with the acquisition of new asset finance and unit trust business and charge these costs to the profit and loss account over the expected life of the related transactions. Following a review of the Group's accounting policies this treatment is no longer considered to be the most appropriate and these costs will now be charged to the profit and loss account as incurred. The effect of this change in policy has been to increase profit before tax in 2003 by GBP10 million (2002: GBP2 million). A prior year adjustment reducing shareholders' funds at 1 January 2002 by GBP28 million has been made. The effect upon the Group's balance sheet at 31 December 2003 has been to reduce total assets by GBP27 million (2002:
     GBP37 million) and reduce shareholders' funds by GBP19 million (2002:
     GBP26 million).

     Comparative figures for 2002 have been restated in respect of the above.

     During 2003, Lloyds TSB disposed of a number of its overseas businesses including The National Bank of New Zealand and substantially of its businesses in Brazil. An analysis of the Group's profit and loss account by continuing operations and discontinued operations is given below.

LLOYDS TSB GROUP

                                                                    Continuing      Discontinued
                                                                    operations        operations            Total
                                                                          2003              2003             2003
                                                                          GBPm              GBPm             GBPm
Interest receivable:
  Interest receivable and similar income arising from securities
  debt securities                                                          389                63              452
  Other interest receivable and similar income                           8,484             1,213            9,697
Interest payable                                                         4,129               765            4,894
Net interest income                                                      4,744               511            5,255
Other finance income                                                        34                 -               34
Other income
Fees and commissions receivable                                          2,987               112            3,099
Fees and commissions payable                                              (688)              (34)            (722)
Dealing profits (before expenses)                                          525                35              560
Income from long-term assurance business                                   436                17              453
General insurance premium income                                           535                 -              535
Other operating income                                                     682                12              694
                                                                         4,477               142            4,619
Total income                                                             9,255               653            9,908
Operating expenses

Administrative expenses                                                  4,229               247            4,476
Depreciation                                                               633                13              646
Amortisation of goodwill                                                    39                12               51
Depreciation and amortisation                                              672                25              697
Total operating expenses                                                 4,901               272            5,173
Trading surplus                                                          4,354               381            4,735
General insurance claims                                                   236                 -              236
Provisions for bad and doubtful debts
Specific                                                                   883                63              946
General                                                                      4                 -                4
                                                                           887                63              950
Amounts written off fixed asset investments                                 44                 -               44
Operating profit                                                         3,187               318            3,505

Share of results of joint ventures                                         (22)                -              (22)
Profit on sale of businesses                                                 -               865              865
Profit on ordinary activities before tax                                 3,165             1,183            4,348

Tax on profit on ordinary activities                                                                        1,025
Profit on ordinary activities after tax                                                                     3,323
Minority interests   - equity                                                                                  22
                            - non-equity                                                                       47
Profit for the year attributable to shareholders                                                            3,254

Dividends                                                                                                   1,911
Profit for the year                                                                                         1,343


LLOYDS TSB GROUP

2.   Economic profit

     In pursuit of our aim to maximise shareholder value, we use a system of value based management as a framework to identify and measure value in order to help us make better business decisions. Accounting profit is of limited use as a measure of value creation and performance as it ignores the cost of the equity capital that has to be invested to generate the profit. We choose economic profit as a measure of performance because it captures both growth in investment and return. Economic profit represents the difference between the earnings on the equity invested in a business and the cost of the equity. Our calculation of economic profit uses average equity for the year and is based on a cost of equity of 9 per cent (2002: 9 per cent).

     Economic profit instils a rigorous financial discipline in determining investment decisions throughout the Group. It enables us to evaluate alternative strategies objectively, with a clear understanding of the value created by each strategy, and then to select the strategy which creates the greatest value.

                                                                                                2003             2002
                                                                                                GBPm             GBPm
        Average shareholders' equity                                                           8,460           10,672

        Profit attributable to shareholders                                                    3,254            1,790
        Less: notional charge                                                                   (761)            (960)
        Economic profit                                                                        2,493              830

     The notional charge has been calculated by multiplying average shareholders' equity by the cost of equity. The reduction in average shareholders' equity in 2003 largely reflects actuarial losses in the Group's pension schemes recognised at the end of 2002.

3.   Earnings per share

                                                                                                2003            2002
         Basic
         Profit attributable to shareholders                                               GBP3,254m       GBP1,790m
         Weighted average number of ordinary shares in issue                                  5,581m          5,570m
         Earnings per share                                                                    58.3p           32.1p

         Fully diluted

         Profit attributable to shareholders                                               GBP3,254m       GBP1,790m
         Weighted average number of ordinary shares in issue                                  5,599m          5,597m
         Earnings per share                                                                    58.1p           32.0p

LLOYDS TSB GROUP

4.   Tax

     The effective rate of tax was 23.6 per cent compared to an effective rate of tax of 29.3 per cent in 2002, and the standard UK corporation tax rate in 2003 of 30 per cent. The lower effective rate of tax in 2003 was primarily due to the gain on the disposal of The National Bank of New Zealand, which was exempt from taxation.

     A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax to the tax charge, is given below:

                                                                                                 2003            2002
                                                                                                 GBPm            GBPm
         Profit on ordinary activities before tax                                               4,348           2,618

         Tax charge thereon at UK corporation tax rate of 30%                                   1,304             785
         Factors affecting charge:
         Goodwill amortisation                                                                      9               9
         Overseas tax rate differences                                                             (9)             24
         Non-allowable and non-taxable items                                                      (10)            (28)
         Gains exempted or covered by capital losses                                             (276)            (23)
         Tax deductible coupons on non-equity minority interests                                  (12)            (12)
         Payments to employee trust                                                                 -             (20)
         Life companies rate differences                                                           16              43
         Other items                                                                                3             (12)

         Tax charge                                                                             1,025             766

5.   Investment variance

     In accordance with generally accepted accounting practice in the UK, it is the Group's accounting policy to carry the investments comprising the reserves held by its life companies at market value. The reserves held to support the with-profits business of Scottish Widows are substantial and changes in market values will result in significant volatility in the Group's embedded value earnings, which are beyond the control of management. Consequently, in order to provide a clearer representation of the underlying performance, the results of the life and pensions, and general insurance businesses are separately analysed to include investment earnings calculated using longer-term investment rates of return. This investment variance represents the difference between the actual investment return in the year on investments backing shareholder funds and the expected return based upon the economic assumptions made at the beginning of the year, and the effect of these fluctuations on the value of in-force business. The effects of other changes in economic circumstances beyond the control of management are also reflected in the investment variance. The longer-term rates of return for the period are consistent with those used by the Group in the calculation of the embedded value at the beginning of the period, which were 7.10 per cent for equities and 4.50 per cent for Gilts.

LLOYDS TSB GROUP

     Lloyds TSB General Insurance also holds investments to support its underwriting business; these are carried at market value and gains and losses included within dealing profits. Consistent with the approach adopted for the life and pensions business, an operating profit for the general insurance business is calculated including investment earnings normalised using the same long-term rates of return.

     During 2003 there was a positive investment variance of GBP125 million, as an increase of 17 per cent in the FTSE All-Share index was partially offset by the impact of a reduction in the value of fixed interest investments.

6.   Changes in economic assumptions

     In accordance with the Association of British Insurers' detailed guidance for the preparation of figures using the achieved profits method of accounting the Group has reviewed the economic assumptions used in the embedded value calculations. The guidance requires that the assumptions should be reviewed at each reporting date.

     The main economic assumptions were revised at 31 December 2003 as follows:

                                                                                                2003            2002
                                                                                                   %               %
         Risk-adjusted discount rate (net of tax)                                               7.60            7.35
         Return on equities (gross of tax)                                                      7.45            7.10
         Return on fixed interest securities (gross of tax)                                     4.85            4.50
         Expenses inflation                                                                     3.80            3.30

     At 31 December 2003 the review of the assumptions led to changes in all of the main economic assumptions. This has resulted in a charge to the profit and loss account in 2003 of GBP22 million, GBP21 million of which related to the increase in the rate of expenses inflation from 3.30 per cent to 3.80 per cent.

7.   Profit on sale of businesses

     During the year, the Group disposed of a number of its overseas businesses and, as a result, a net profit of GBP865 million was recognised in the Group's profit and loss account in 2003. An itemised breakdown is provided below.

                                                                                                2003            2002
                                                                                                GBPm            GBPm

         French wealth management businesses                                                     (15)              -
         Brazilian businesses                                                                    (41)              -
         The National Bank of New Zealand                                                        921               -
                                                                                                 865               -

LLOYDS TSB GROUP

8.   Free Asset Ratio

     The free asset ratio is a common measure of financial strength in the UK for long-term insurance businesses. It is the ratio of assets less liabilities (including actuarial reserves but before the required regulatory minimum solvency margin) expressed as a percentage of the liabilities. At 31 December 2003, the free asset ratio of Scottish Widows plc was an estimated 13.5 per cent, compared with 12.2 per cent at 31 December 2002. After adjusting for the required regulatory minimum solvency margin, the Scottish Widows plc ratio, expressed as a percentage of total assets, was an estimated 8.3 per cent at 31 December 2003, compared with 7.3 per cent at 31 December 2002.

9.   Reconciliation of movements in shareholders' funds

                                                                                                2003            2002
                                                                                                GBPm            GBPm
         Profit attributable to shareholders                                                   3,254           1,790
         Dividends                                                                            (1,911)         (1,908)
         Profit (loss) for the year                                                            1,343            (118)
         Currency translation differences on foreign currency net investments                    118              (3)
         Actuarial losses recognised in post-retirement benefit schemes                           (4)         (2,331)
         Issue of shares                                                                          45             139
         Movements in relation to own shares                                                      (2)            (70)
         Goodwill written-back on sale of businesses                                             181               -
         Net increase (decrease) in shareholders' funds                                        1,681          (2,383)
         Shareholders' funds at beginning of year                                              7,943          10,356
         Prior year adjustment at 1 January 2002 (page 45, note 1)                                 -             (30)
         Shareholders' funds at end of year                                                    9,624           7,943

LLOYDS TSB GROUP

10.  Dividend

     A final dividend for 2003 of 23.5p per share (2002: 23.5p), will be paid on 5 May 2004, making a total for the year of 34.2p (2002: 34.2p).

     Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Shareholders who have not joined the plan and wish to do so may obtain an application form from Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA (telephone 0870 6003990). Key dates for the payment of the dividend are:

     Shares quoted ex-dividend                                            17 March

     Record date                                                          19 March

     Final date for joining or leaving the dividend reinvestment plan      7 April

     Final dividend paid                                                     5 May


11.  Other information

     The financial information included in this news release does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2003 were approved by the directors on 5 March 2004 and will be delivered to the registrar of companies following publication on 3 April 2004. The auditors' report on these accounts was unqualified and did not include a statement under sections 237(2) accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

     A report on Form 20-F will be filed with the Securities and Exchange Commission in the United States.

LLOYDS TSB GROUP

                                     CONTACTS


                    For further information please contact:-


                                 Michael Oliver
                         Director of Investor Relations
                              Lloyds TSB Group plc
                                 020 7356 2167
                   E-mail: michael.oliver@ltsb-finance.co.uk


                                Terrence Collis
                   Director of Group Corporate Communications
                              Lloyds TSB Group plc
                                 020 7356 2078
                    E-mail: terrence.collis@lloydstsb.co.uk


Copies of this news release may be obtained from Investor Relations, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN. The full news release can also be found on the Group's website - www.lloydstsb.com.

Information about the Group's role in the community and copies of the Group's code of business conduct and its environmental report may be obtained by writing to Public Affairs, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN. This information is also available on the Group's website.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)


                                    By:       M D Oliver

                                    Name:     M D Oliver
                                    Title:    Director of Investor Relations

Date: 08 March 2004